SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 06/30/2006	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

THE REGISTRATION WITH THE CVM DOES NOT IMPLY THAT ANY OPINION IS EXPRESSED ON THE COMPANY. THE INFORMATION PROVIDED IS THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

01.01 - IDENTIFICATION

1 - CVM CODE 00951-2	2 - NAME OF THE COMPANY PETRÓLEO BRASILEIRO S.A. – PETROBRAS	3 - CNPJ (Taxpayers Record Number) 33.000.167/0001-01
4 – NIRE 33300032061

01.02 - HEAD OFFICE

1 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 24th floor				2 - QUARTER OR DISTRICT CENTRO
3 - CEP (ZIP CODE) 20031-912	4 – CITY RIO DE JANEIRO			5 – STATE RJ
6 - AREA CODE 021	7 - PHONE NUMBER 3224-2040	8 - PHONE NO. 3224-2041	9 - PHONE NO. -	10 - TELEX -
11 - AREA CODE 021	12 - FAX. 3224-9999	13 - FAX 3224-6055	14 - FAX 3224-7784
15 - E-MAIL petroinvest@petrobras.com.br

01.03 - DIRECTOR OF INVESTOR RELATIONS (BUSINESS ADDRESS)

1 – NAME ALMIR GUILHERME BARBASSA
2 – ADDRESS AV. REPÚBLICA DO CHILE, 65 – 23rd floor				3 - QUARTER OR DISTRICT CENTRO
4 - CEP (ZIP CODE) 20031-912	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - PHONE NUMBER 3224-2040	9 - PHONE NO. 3224-2041	10 - PHONE NO. -	11 - TELEX
12 - AREA CODE 021	13 - FAX No. 3224-9999	14 - FAX No. 3224-6055	15 - FAX No. 3224-7784
16 - E-MAIL barbassa@petrobras.com.br

01.04 – GENERAL INFORMATION / INDEPENDENT ACCOUNTANTS

CURRENT FISCAL YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 – ENDING	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006
9- NAME OF INDEPENDENT ACCOUNTING FIRM KPMG AUDITORES INDEPENDENTES						10 - CVM CODE 00418-9
11- NAME OF THE ENGAGEMENT PARTNER MANUEL FERNANDES RODRIGUES DE SOUSA						12- CPF (Taxpayers registration) 783.840.017-15

01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL

No. OF SHARES (THOUSANDS)	1- CURRENT QUARTER 06/30/2006	2 - PREVIOUS QUARTER 03/31/20056	3 - SAME QUARTER IN THE YEAR 06/30/2005
Capital Paid-in
1 - COMMON	2.536.674	2.536.674	634.168
2 - PREFERRED	1.849.478	1.849.478	462.370
3 - TOTAL	4.386.152	4.386.152	1.096.538
Treasury Stock
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL, AND OTHERS
2 – SITUATION OPERATIONAL
3 - TYPE OF SHARE CONTROL STATE HOLDING COMPANY
4 - ACTIVITY CODE
5 - MAIN ACTIVITY PROSPECTING, OIL/GAS, REFINING AND ENERGY ACTIVITIES
6 - TYPE OF CONSOLIDATION TOTAL
7 - TYPE OF SPECIAL REVIEW REPORT UNQUALIFIED

01.07 - CORPORATIONS/PARTNERSHIPS EXCLUDED FROM THE CONSOLIDATED STATEMENTS

1 – ITEM	2 – CNPJ (TAXPAYERS RECORD NUMBER)	3 – NAME

01.08 - DIVIDENDS/INTEREST ON CAPITAL APPROVED AND/OR PAID DURING AND AFTER THE CURRENT QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - TYPE	5 - PET BEGINS ON	6 - TYPE OF SHARE	7 - DIVIDENDS PER SHARE
01	RCA	04/03/2006	INTEREST ON CAPITAL PAYABLE	05/23/2006	COMMON	0,2500000000
02	RCA	04/03/2006	INTEREST ON CAPITAL PAYABLE	05/23/2006	PREFERRED	0,2500000000
03	AGO	04/03/2006	INTEREST ON CAPITAL PAYABLE	05/23/2006	COMMON	0,3500000000
04	AGO	04/03/2006	INTEREST ON CAPITAL PAYABLE	05/23/2006	PREFERRED	0,3500000000

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 – CAPITAL (R$ Thousand)	4 - AMOUNT OF CHANGE (R$ Thousand)	5 - REASON FOR CHANGE	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE ISSUE PRICE (R$)

1.10 - INVESTOR RELATIONS DIRECTOR

1 - DATE 08/11/2006	2 - SIGNATURE

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 – Code	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1	TOTAL ASSETS	162.653.530	158.206.537
1.01	CURRENT ASSETS	44.269.095	46.484.955
1.01.01	CASH AND CASH EQUIVALENTS	16.264.442	17.898.094
1.01.01.01	CASH AND BANKS	1.169.139	2.652.017
1.01.01.02	SHORT-TERM INVESTMENTS	15.095.303	15.246.077
1.01.02	CREDITS	9.140.443	10.561.994
1.01.02.01	ACCOUNTS RECEIVABLE	3.655.462	4.154.161
1.01.02.02	SUBSIDIARIES AND AFFILIATED COMPANIES FOR SALES	4.310.080	4.726.075
1.01.02.03	OTHER ACCOUNTS RECEIVABLE	1.275.142	1.784.455
1.01.02.04	PROVISION FOR DOUBTFUL DEBTS	(100.241)	(102.697)
1.01.03	INVENTORIES	13.800.496	12.483.235
1.01.04	OTHER	5.063.714	5.541.632
1.01.04.01	DIVIDENDS RECEIVABLE	252.684	797.531
1.01.04.02	RECOVERABLE TAXES	3.687.083	3.467.941
1.01.04.03	PREPAID EXPENSES	713.012	815.951
1.01.04.04	OTHER CURRENT ASSETS	410.935	460.209
1.02	NON-CURRENT ASSETS	38.962.658	36.503.189
1.02.01	SUNDRY CREDITS	785.861	782.863
1.02.01.01	PETROLEUM AND ALCOHOL ACCOUNTS - STN	776.555	773.619
1.02.01.02	MARKETABLE SECURITIES	7.936	7.874
1.02.01.03	INVESTMENTS IN COMPANIES PRIVATIZATION PROCESS	1.370	1.370
1.02.02	CREDITS WITH AFFILIATED COMPANIES	29.877.722	26.985.561
1.02.02.01	WITH AFFILIATED COMPANIES	141.288	141.416
1.02.02.02	WITH SUBSIDIARIES	29.529.532	26.808.223
1.02.02.03	WITH OTHER RELATED PARTIES	206.902	35.922
1.02.03	OTHER	8.299.075	8.734.765
1.02.03.01	STRUCTURED PROJECTS	788.103	673.294
1.02.03.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	1.453.700	1.231.319
1.02.03.03	DEFERRED ICMS	975.161	1.130.940
1.02.03.04	ADVANCES TO SUPPLIERS	570.770	612.787
1.02.03.05	PREPAID EXPENSES	958.781	994.786
1.02.03.06	COMPULSORY LOANS - ELETROBRAS	117.120	115.923
1.02.03.07	JUDICIAL DEPOSITS	1.455.282	1.390.786
1.02.03.08	ADVANCES FOR PENSION PLAN	1.288.424	1.241.384
1.02.03.09	INVENTORIES	467.685	470.040
1.02.03.10	OTHER NON-CURRENT ASSETS	284.049	873.506
1.03	PERMANENT ASSETS	79.421.777	75.218.393
1.03.01	INVESTMENTS	22.562.845	20.755.939
1.03.01.01	INVESTMENTS IN AFFILIATED COMPANIES	2.156	2.153
1.03.01.02	INVESTMENTS IN SUBSIDIARIES	22.326.818	20.519.585
1.03.01.02.01	PETROQUISA	1.669.812	1.661.265
1.03.01.02.02	BR DISTRIBUIDORA	5.769.629	5.629.692
1.03.01.02.03	GASPETRO	1.944.132	1.848.651
1.03.01.02.04	TRANSPETRO	1.644.606	1.532.469
1.03.01.02.05	MPX TERMOCEARÁ	159.839	164.771

02.01 – UNCONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1.03.01.02.06	DOWNSTREAM	1.147.322	1.147.564
1.03.01.02.07	BRASOIL	937.285	993.680
1.03.01.02.08	TERMOMACAÉ	804.943	0
1.03.01.02.09	FAFEN ENERGIA	216.259	206.322
1.03.01.02.10	5283 PARTICIPAÇÕES	795.405	738.685
1.03.01.02.11	E-PETRO	24.269	23.056
1.03.01.02.12	PETROBRAS ENERGIA	95.149	63.294
1.03.01.02.13	BRASPETRO NETHERLANDS - PIB BV	2.957.292	2.747.584
1.03.01.02.14	PNBV	758.984	611.067
1.03.01.02.15	TERMORIO	2.611.182	2.392.854
1.03.01.02.16	BAIXADA SANTISTA ENERGIA	217.836	217.836
1.03.01.02.17	SOC. FLUMINENSE ENERGIA ELETROBOLT	122.254	128.704
1.03.01.02.18	OTHER	14.434	238.904
1.03.01.02.19	JOINTLY-OWNED SUBSIDIARIES	622.939	275.052
1.03.01.02.20	GOODWILL/DISCOUNT IN SUBSIDIARIES	(186.753)	(101.865)
1.03.01.03	OTHER INVESTMENTS	233.871	234.201
1.03.02	PROPERTY, PLANT AND EQUIPMENT	56.177.144	53.862.407
1.03.03	DEFERRED ASSETS	681.788	600.047

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	TOTAL LIABILITIES	162.653.530	158.206.537
2.01	CURRENT LIABILITIES	40.724.414	44.115.092
2.01.01	LOANS AND FINANCING	1.658.266	1.573.666
2.01.01.01	FINANCING	1.380.818	1.362.401
2.01.01.02	INTEREST ON FINANCING	277.448	211.265
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	4.418.937	4.831.721
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	8.105.731	8.715.904
2.01.05	DIVIDENDS PAYABLE	0	2.643.818
2.01.06	PROVISIONS	1.701.946	1.481.189
2.01.06.01	SALARIES, VACATION AND RELATED CHARGES	1.114.321	891.707
2.01.06.02	PROVISION FOR CONTINGENCIES	193.562	193.602
2.01.06.03	PENSION PLAN	394.063	395.880
2.01.07	DEBTS WITH AFFILIATED COMPANIES	21.371.273	20.474.906
2.01.07.01	SUPPLIERS	21.371.273	20.474.906
2.01.08	OTHER	3.468.261	4.393.888
2.01.08.01	ADVANCES FROM CUSTOMERS	275.505	1.413.707
2.01.08.02	STRUCTURED PROJETS	952.867	974.791
2.01.08.03	OTHER	2.239.889	2.005.390
2.02	NON-CURRENT LIABILITIES	26.715.859	25.978.165
2.02.01	LOANS AND FINANCING	5.827.782	5.943.871
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS	16.527.168	15.562.048
2.02.03.01	HEALTH CARE BENEFITS	7.127.888	6.795.195
2.02.03.02	PROVISION FOR CONTINGENCIES	161.060	114.594
2.02.03.03	PENSION PLAN	2.302.616	2.055.674
2.02.03.04	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	6.935.604	6.596.585
2.02.04	DEBTS WITH AFFILIATED COMPANIES	1.830.756	1.868.102
2.02.05	OTHER	2.530.153	2.604.144
2.2.05.01	PROVISION FOR WELL ABANDONMENT	1.804.351	1.879.997
2.2.05.02	OTHER EXPENSES PAYABLE	725.802	724.147
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS' EQUITY	95.213.257	88.113.280
2.05.01	CAPITAL	48.247.669	33.235.445
2.05.01.01	PAID UP CAPITAL	48.247.669	32.896.138
2.05.01.02	MONETARY CORRECTION	0	339.307
2.05.02	CAPITAL RESERVES	372.064	372.064
2.05.02.01	AFRMM AND OTHER	372.064	372.064
2.05.03	REVALUATION RESERVES	70.473	72.422
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	ASSETS OF SUBSIDIARIES/AFFILIATES	70.473	72.422
2.05.04	REVENUE RESERVES	32.023.412	47.039.218
2.05.04.01	LEGAL	5.207.914	5.207.414
2.05.04.02	STATUTORY	1.008.119	1.008.119
2.05.04.03	CONTINGENCIES	0	0

02.02 – UNCONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2.05.04.04	UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	25.807.379	40.823.185
2.05.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER	0	0
2.05.05	RETAINED EARNINGS	14.499.639	7.394.131

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	1- 04/01/2006 to 06/30/2006	2- 01/01/2006 to 06/30/2006	3- 04/01/2005 to 06/30/2005	4- 01/01/2005 to 06/30/2005
3.01	GROSS SALES AND SERVICES REVENUE	38.871.455	76.791.779	35.425.584	66.780.767
3.02	DEDUCTIONS FROM GROSS REVENUE	(10.430.684)	(20.239.548)	(9.321.322)	(18.110.045)
3.03	NET SALES AND/OR SERVICES REVENUE	28.440.771	56.552.231	26.104.262	48.670.722
3.04	COST OF PRODUCTS AND SERVICES SOLD	(14.562.915)	(28.587.495)	(14.530.594)	(26.582.638)
3.05	GROSS PROFIT	13.877.856	27.964.736	11.573.668	22.088.084
3.06	OPERATING EXPENSES/INCOME	(3.297.478)	(7.030.901)	(5.249.799)	(8.119.502)
3.06.01	SELLING	(1.175.765)	(2.338.862)	(820.899)	(1.679.069)
3.06.02	GENERAL AND ADMINISTRATIVE	(968.579)	(1.801.396)	(880.185)	(1.649.015)
3.06.02.01	DIRECTORS' FEES	(953)	(1.905)	(886)	(1.870)
3.06.02.02	ADMINISTRATIVE	(967.626)	(1.799.491)	(879.299)	(1.647.145)
3.06.03	FINANCIAL	275.975	89.555	(353.630)	(459.716)
3.06.03.01	FINANCIAL INCOME	775.905	1.077.984	233.404	706.557
3.06.03.02	FINANCIAL EXPENSES	(499.930)	(988.429)	(587.034)	(1.166.273)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(2.141.731)	(4.036.199)	(3.282.344)	(5.344.968)
3.06.05.01	TAXES	(217.382)	(333.649)	(101.527)	(208.537)
3.06.05.02	RESEARCH AND TECHNOLOGICAL DEVELOPMENT	(492.257)	(731.753)	(221.813)	(414.554)
	EXPLORATORY COSTS FOR THE EXTRACTION OF CRUDE OIL
3.06.05.03	AND GAS	(280.911)	(386.614)	(290.086)	(475.667)
3.06.05.04	NET MONETARY AND EXCHANGE ADJUSTMENTS	(10.017)	(502.876)	(1.005.334)	(1.039.447)
3.06.05.05	BENEFITS EXPENSES	(455.848)	(911.696)	(556.671)	(1.012.660)
3.06.05.06	OTHER OPERATING INCOME/EXPENSES, NET	(685.316)	(1.169.611)	(1.106.9131)	(2.184.103)
	PARTICIPATION IN THE SHAREHOLDERS' EQUITY OF
3.06.06	AFFILIATED COMPANIES	712.622	1.056.001	87.259	1.003.266
3.07	OPERATING INCOME /EXPENSES	10.580.378	20.933.835	6.323.869	13.968.582
3.08	NONOPERATING INCOME / EXPENSES	31.976	(53.503)	(64.670)	(216.167)
3.08.01	INCOME	75.306	75.333	8.805	10.054

03.01 – UNCONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	1- 04/01/2006 to 06/30/2006	2- 01/01/2006 to 06/30/2006	3- 04/01/2005 to 06/30/2005	4- 01/01/2005 to 06/30/2005
3.08.02	EXPENSES	(43.330)	(128.836)	(73.475)	(226.221)
3.09	INCOME BEFORE TAXES/PARTICIPATIONS	10.612.354	20.880.332	6.259.199	13.752.415
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(3.558.934)	(6.186.628)	(1.151.342)	(2.999.103)
3.11	DEFERRED INCOME TAX	46.557	(679.962)	(408.726)	(946.858)
3.12	STATUTORY PARTICIPATION/CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.01.01	PROFIT SHARING FOR EMPLOYEES AND MANAGEMENT	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME FOR THE PERIOD	7.099.977	14.013.742	4.699.132	9.806.454
	NUMBER OF SHARES, EX-TREASURY (THOUSANDS)	4.386.152	4.386.152	1.096.538	1.096.538
	NET INCOME PER SHARE	1.61873	3.19500	4.28543	8.94310
	LOSS PER SHARE

(A free translation from the original in Portuguese)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR - QUARTERLY INFORMATION - As of - 06/30/2006	Corporate Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

00951-2 PETRÓLEO BRASILEIRO S.A. - PETROBRAS 33.000.167/0001-01

04.01 – NOTES TO QUARTELY INFORMATION

1) PRESENTATION OF THE QUARTERLY FINANCIAL INFORMATION

Significant accounting policies

The quarterly information was prepared in accordance with the accounting practices adopted in Brazil, pursuant to the provisions of Brazilian Corporate Law and the standards and procedures established by the Brazilian Securities Commission (CVM).

There have been no changes to the significant accounting policies adopted by the Company in relation to those mentioned in the 2005 annual report, except for the accounting practice adopted with regard to the programmed stoppages for major maintenance of the industrial plants and ships.

Until December 31, 2005, the Company used to recognize monthly, a provision for the maintenance of its industrial plants and ships during the period prior to the programmed stoppage, based on estimated costs.

Starting in January 2006, following the CVM in a Pronouncement no. Decision 489/2005 and The Brazilian Institute of Independent Auditors - IBRACON Technical Interpretation 1/2006, the Company reversed the provision for programmed stoppages and adopted as a new accounting policy, the recognition of relevant expenditures realized on the maintenance of its industrial plants and ships, which include spare parts, assembling and disassembling services, among other, in the Property, Plant and Equipment account.

Such stoppages occur on average every 4 years and the respective expenditures are depreciated as production cost until the next stoppage begins.

Being a change in accounting policy, the reversion of the provision as at December 31, 2005, the additional depreciation corresponding to the major maintenance, the capitalization of the costs incurred and the related accumulated depreciation on such costs prior to December 31, 2005, were adjusted against retained earnings, net of taxes effects, as a prior year adjustment, amounting to R$529.406 thousand.

Certain balances relating to prior periods were reclassified in order to properly compare the interim financial information between the periods.

To converge with international accounting practices, CVM Pronouncement no. 488 approved the IBRACON NPC Pronouncement no. 27 that established new standards for presenting and disclosing the financial statements. According to the aforementioned decision, assets should be classified as “Current” and “Non-Current”, with the latter also for long-term accounts receivable, investments, intangibles and deferred assets. Liabilities should be classified as “Current” and “Non-Current”.

Below is a presentation of the financial statements with the new presentation standards:

	R$ Thousand

	Consolidated		Parent Company

ASSET	06.30.2006	03.31.2006	06.30.2006	03.31.2006

CURRENT
Cash and cash equivalents	22.713.083	22.983.317	16.264.442	17.898.094
Accounts receivable, net	13.141.708	15.008.894	9.140.443	10.561.994
Inventories	17.316.288	15.313.274	13.800.496	12.483.235
Recoverable taxes	6.556.627	6.159.730	3.687.083	3.467.941
Other	2.295.088	2.474.694	1.376.631	2.073.691

	62.022.794	61.939.909	44.269.095	46.484.955

NON-CURRENT
Petroleum and Alcohol accounts	776.555	773.619	776.555	773.619
Accounts receivable, Net	1.635.984	1.987.968	29.877.722	26.985.561
Structured Projects	-	-	788.103	673.294
Advances to Suppliers	715.003	612.787	570.770	612.787
Deferred Taxes and Social Contributions	4.349.734	4.365.344	2.428.861	2.362.259
Judicial Deposits	1.848.689	1.781.120	1.455.282	1.390.786
Advance – Pension Plan	1.228.424	1.241.384	1.228.424	1.241.384
Other	4.021.338	3.312.753	1.836.941	2.463.499

	14.575.727	14.074.975	38.962.658	36.503.189

Investments	4.075.391	2.234.817	22.562.845	20.755.939
Property, Plant and Equipment	104.953.253	103.374.692	53.467.364	51.260.384
Intangible	2.832.033	2.735.234	2.709.780	2.602.023
Deferred	2.062.749	1.671.856	681.788	600.047

	128.499.153	124.091.574	118.384.435	111.721.582

TOTAL	190.521.947	186.031.483	162.653.530	158.206.537

	R$ Thousand

	Consolidated		Parent Company

LIABILITIES	06.30.2006	03.31.2006	06.30.2006	03.31.2006

CURRENT
Loans	11.670.314	10.844.737	1.658.266	1.573.666
Suppliers	9.718.687	9.571.072	25.790.210	25.306.627
Taxes and Social Contributions	9.717.948	10.335.887	8.105.731	8.715.904
Dividends/Interest on Own Capital	188.141	2.816.254		2.643.818
Provision for pension plan	411.275	415.397	394.063	395.880
Structured Projects	28.833	23.103	952.867	974.791
Advances from customers	1.084.765	2.340.662	275.505	1.413.707
Other	5.811.743	5.130.134	3.547.772	3.090.699

	38.631.706	41.477.246	40.724.414	44.115.092

NON-CURRENT
Loans	29.036.316	30.680.427	5.827.782	5.943.871
Subsidiaries and Associated Companies	-	86.275	1.830.756	1.868.102
Provision for pension plan	2.538.168	2.266.070	2.302.616	2.055.674
Provision for health plan	7.728.026	7.373.588	7.127.888	6.795.195
Deferred Taxes and Social Contributions	8.488.581	8.178.052	6.935.604	6.596.585
Provision for well abandonment	1.951.855	1.879.997	1.804.351	1.879.997
Other	1.705.525	1.594.489	886.862	838.741

	51.448.471	52.058.898	26.715.859	25.978.165

DEFERRED INCOME	406.451	457.032

MINORITIES INTERESTS	6.871.802	5.850.876

SHAREHOLDERS’ EQUITY	93.163.517	86.187.431	95.213.257	88.113.280

TOTAL	190.521.947	186.031.483	162.653.530	158.206.537

2) CASH AND CASH EQUIVALENTS

	R$ Thousand

	Consolidated		Parent company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Cash and banks	2.705.299	3.906.372	1.169.139	2.652.017
Short-term investments
Domestic
Exclusive financial investment funds
Foreign currency	6.930.626	7.503.817	6.930.626	7.503.817
Interbank Deposits	4.955.201	3.277.498	4.955.201	3.277.498
Government securities	912.124	868.563
Financial investment funds – foreign	241.183	331.928
currency
Financial investment funds – Interbank
Desposits	1.669.791	1.368.895
Other	1.040.417	1.176.197	128.325	140.863

	15.749.342	14.526.898	12.014.152	10.922.178
Foreign:
Time deposit	1.554.632	2.112.887	765.284	2.058.677
Fixed-income securities	2.703.810	2.437.160	2.315.867	2.265.222

Total short-term investments	4.258.442	4.550.047	3.081.151	4.323.899

Total cash and cash equivalents	22.713.083	22.983.317	16.264.442	17.898.044

Domestic short term investments are mainly comprised of quotas in exclusive funds, whose funds are invested in federal public bonds with immediate liquidity. The Funds may present diversification in its portfolio. Through financial derivative operations, executed by fund managers, the portfolio is tied to the American dollar quotation, to the remuneration of the Interbank Deposits - DI and to the Government bonds. Exclusive funds do not have any significant financial obligations and are limited to daily obligations of adjustments to the positions of the BM&F (Stock and Futures Exchange), auditing services, services fees regarding custody of assets and execution of financial operations and other administrative expenses.

Marketable securities balances are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

On June 30, 2006 and March 31, 2006, the Company and its subsidiary PIFCo had amounts invested abroad in an exclusive investment fund that held, among other, debt securities of some of the PETROBRAS’ Group companies and certain of the Special Purpose Entities established in connection with the Company’s projects, mainly CLEP project, in the amount of R$ 4.209.410 thousand and R$ 4.256.386 thousand, respectively This amount, related to the consolidated companies, was offset against the balance of Loans and borrowings account classified under current and long-term liabilities.

3) ACCOUNTS RECEIVABLE, NET

Accounts receivable are broken down as follows:

	R$ Thousand

	Consolidated		Parent company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Customers
Third parties	12.605.804	14.287.118	3.655.462	4.154.161
Related parties (Note 4a)	1.695.472	1.916.896	34.187.802(*)	31.711.636(*)
Other	2.856.350	3.000.236	1.275.142	1.784.455

	17.157.626	19.204.250	39.118.406	37.650.252
Less: Provision for doubtful debts	(2.379.934)	(2.364.093)	(100.241)	(102.697)

	14.777.692	16.840.157	39.018.165	37.547.555

Less: long-term accounts receivable, net	(1.635.984)	(1.831.263)	(29.877.722)	(26.985.561)

Short-term amounts receivable net	13.141.708	15.008.894	9.140.443	10.561.994

(*) Does not include dividends receivable of R$ 252.684 thousand as of June 30, 2006 (R$ 797.531 thousand as at March 31, 2006) and refunds receivable of R$ 673.136 thousand as of June 30, 2006 (R$ 572.861 thousand as of March 31, 2006).

	R$ Thousand

	Consolidated		Parent company

Provision for doubtful debts	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Balance at beginning of quarter	2.364.093	2.542.474	102.697	215.675
Additions	29.112	54.506	23	19.219
Write offs (*)	(13.271)	(232.887)	(2.479)	(132.197)

Balance at end of quarter	2.379.934	2.364.093	100.241	102.697

Short-term	348.170	351.166	100.241	102.697

Long-term	2.031.764	2.012.927

(*) Includes foreign exchange variances on the provision for doubtful debts from foreign companies.

4) RELATED PARTIES

The commercial operations of Petrobras with its subsidiaries are governed by normal market prices and conditions. The purchases of oil and oil products made by Petrobras from its subsidiary PIFCo have a longer term, since PIFCo is a subsidiary was created for this purpose, the interest accumulated during the period is charged. The advance payment of exports and funds raised on the international market are made at the same rates obtained by the subsidiary. The rates, return and charges for other operations, mainly loan transactions, are established according to the same market conditions and/or in accordance with the specific legislation governing such transactions.

a) Assets

	PARENT COMPANY

	Current assets		Non-current assets

	Account receivable, manly for sales	Dividends receivable	Advance for capital increase	Amounts referring to the construction of platforms and gas pipelines	Intercompany loans	Other Operations	Reimbursements receivable	Total Assets

PETROQUISA and Subsidiaries	88.681				4			88.685
BR DISTRIBUIDORA and
Subsidiaries	739.109				336.884	40.549		1.116.542
GASPETRO and Subsidiaries	282.214			1.261.644	120.074			1.663.932
PIFCO and Subsidiaries	1.218.942		259.620		22.065.034	2.855		23.546.451
PNBV and Subsidiaries	5.282		10.644			1.180		17.106
DOWNSTREAM and Subsidiaries	21.941				925.655			947.596
TRANSPETRO	300.733					352		301.085
PIB-BV NETHERLANDS and
Subsidiaries	157.933					80.788		238.721
BRASOIL and Subsidiaries	31.254			746.709	3.223.840			4.001.803
BOC	29							29
PETROBRÁS
COMERCIALIZADORA DE ENERGIA
LTDA	111.332	234.723						346.055
OTHER SUBSIDIARY AND
ASSOCIATED COMPANIES	1.352.630	17.961	172.868		421.916	207.106		2.172.481
Petrobras Negócios Eletrônicos	143	2.704						2.847
Other	976.303					206.916		1.183.219
Thermoelectrics	93.991	15.257	31.580		421.916	190		562.934
Affiliates companies	282.193		141.288					423.481
Specific Purpose Entities							673.136	673.136
06/30/2006	4.310.080	252.684	443.132	2.008.353	27.093.407	332.830	673.136	35.113.622
03/31/2006	4.726.075	797.531	799.340	2.059.551	23.773.333	353.337	572.861	33.082.028

R$ thousand

Intercompany loans

Index	06.30.2006	03.31.2006

TJLP + 5%p.a.	421.125	376.695
LIBOR + 1 to 3%p.a.	25.288.874	22.012.921
101% of CDI	1.207.773	1.212.198
IGPM + 6%p.a.	70.789	70.863
Other rates	104.846	100.656

	27.093.407	23.773.333

Bolivia-Brazil Gas pipeline

The Bolivian section of the gas pipeline is the property of GÁS TRANSBOLIVIANO S.A. - GTB, in which PETROBRAS GÁS S.A. - GASPETRO holds a minorities interest (11%).

A turnkey contract in the amount of US$ 350 million was signed with Yacimientos Petrolíferos Fiscales - YPFB, which assigned its rights under such contract to GTB, for the construction of the Bolivian section, with payments to be rendered in the subsequent 12 years from January of 2000 in the form of transportation services.

On June 30, 2006, the balance of the rights to future supply services, as a consequence of costs already incurred in the construction up to that date, including interest of 10,07% p.a., was R$ 700.516 thousand (R$ 730.841 thousand on March 31, 2006), being R$ 570.770 thousand (R$ 612.787 thousand on March 31, 2006) classified under non-current assets as advances to suppliers. This amount also includes R$ 142.020 thousand (R$ 143.651 thousand on March 31, 2006) relating to the anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of TRANSPORTADORA BRASILEIRA GASODUTO BOL¥VIA-BRASIL S.A. - TBG, a GASPETRO subsidiary. On June 30, 2006, the total receivables of PETROBRAS from TBG for management, recharge of costs and financing relating to the construction of the gas pipeline and anticipated acquisition of the right to transport 6 million cubic meters of gas over a 40-year period (TCO) amounted to R$ 1.261.644 thousand (R$ 1.322.268 thousand on March 31, 2006) classified under non-current assets as accounts receivable, net.

b) Liabilities

	Parent Company

		Current Liabilities				Non-Current Liabilities

	Suppliers of Mainly oil and oil products	Advances from clients	Platform Chartering Operations projects	Other	Operations with Structured	Intercompany loans	Export Prepayment	Other Operations	TOTAL LIABILITIES

PETROQUISA and Subsidiaries	(28.930)	(1)							(28.931)
BR DISTRIBUIDORA and Subsidiaries	(160.577)	(18.173)						(711.802)	(890.552)
GASPETRO and Subsidiaries	(95.482)	(77.545)							(173.027)
PIFCO and Subsidiaries	(19.310.301)						(1.075.679)		(20.385.980)
PNBV and Subsidiaries	(13.179)		(459.645)						(472.824)
DOWNSTREAM and Subsidiaries	(61,659)	(268)							(61.927)
TRANSPETRO and Subsidiaries	(360.523)			(50)					(360.573)
PIB-BV NETHERLANDS and Subsidiaries	(220.112)	(72.156)		(4.644)					(296.912)
BRASOIL and Subsidiaries	(29.703)	(1.068)	(56.297)			(5.042)			(92.110)
PETROBRAS COMERCIALIZADORA DE ENERGIA LTDA	(83.665)								(83.665)
OTHER SUBSIDIARY AND AFFILIATED COMPANIES	(317.295)					(38.233)			(355.528)
Petrobras Negócios Eletrônicos	(5.000)								(5.000)
Other	(127.561)								(127.561)
Thermoelectrics	(109.672)								(109.672)
Affiliated companies	(75.062)					(38.233)			(113.295)
Specific Purpose Entities					(713.567)				(713.567)
06/30/2006	(20.681.426)	(169.211)	(515.942)	(4.694)	(713.567)	(43.275)	(1.075.679)	(711.802)	(23.915.596)
03/31/2006	(19.778.654)	(297.052)	(394.658)	(4.542)	(810.751)	(41.326)	(1.114.973)	(711.803)	(23.153.759)

c) Income Statement

	R$ Thousand

	Parent Company

	Income Statement

	Operating	Financial	Monetary and
	Income, mainly	Income	Exchange	Total
	from sales	(Expense), net	Variations, net

PETROQUISA and Subsidiaries	447.582		4.960	452.542

BR DISTRIBUIDORA and Subsidiaries	17.442.742	(21.375)	3.571	17.424.938
GASPETRO and Subsidiaries	998.779	33.964	(90.019)	942.724
PIFCO and Subsidiaries	6.372.285	30.168	(56.260)	6.346.193
PNBV and Subsidiaries			19.340	19.340
DOWNSTREAM and Subsidiary	598.591	39.467	(26.461)	611.597
TRANSPETRO and Subsidiaries	188.273		8.292	196.565
PIB-BV NETHERLANDS and
Subsidiaries	69.243		3.904	73.147
BRASOIL and Subsidiaries		157.250	(340.225)	(182.975)
BOC		(4)		(4)
PETROBRAS COMERCIALIZADORA DE
ENERGIA LTDA	100.537		16.944	117.481
OTHER SUBSIDIARIES AND
AFFILIATED COMPANIES	5.201.366	16.747	(16.180)	5.201.933
Petrobras Negócios Eletrônicos	84		195	279
Other			32	32
Thermoelectrics	(253)	19.360	(16.736)	2.371
Affiliated companies	5.201.535	(2.613)	329	5.199.251

Specific Purpose Entities	46.366			46.366

06/30/2006	31.465.764	256.217	(472.134)	31.249.847

03/31/2006	16.044.760	100.905	(518.507)	15.627.158

5) INVENTORIES

	R$ Thousand

	Consolidated		Parent company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Products:
Oil products (*)	5.421.464	4.731.893	4.109.956	3.779.421
Fuel alcohol	171.949	304.789	36.591	63.037

	5.593.413	5.036.682	4.146.547	3.842.458

Raw materials, mainly crude oil (*)	7,535.970	6.167.846	6.163.948	5.280.513
Maintenance materials and supplies (*)	2.595.511	2.613.347	2.299.930	2.356.994
Advances to suppliers	1.607.689	1.464.532	1.600.860	1.360.944
Other	451.390	500.907	56.896	112.366

Total	17.783.973	15.783.314	14.268.181	12.953.275

Short-term	17.316.288	15.313.274	13.800.496	12.483.235
Long-term	467.685	470.040	467.685	470.040
(*) includes imports in transit.

6) PETROLEUM AND ALCOHOL ACCOUNT – NATIONAL TREASURY SECRETARIAT (STN)

a) Change in the Petroleum and Alcohol Account

R$ Thousand

Balance at December 31, 2005	769.524
Intercompany loans charges	7.031

Balance at June 30, 2006	776.555

b) Settlement of Accounts with the Federal Government

As defined by Law No. 10.742 dated October 6, 2003, the settlement of accounts with the federal government should have been completed by June 30, 2004. After having provided all the information required by the National Treasury Secretariat (STN), PETROBRAS has, through the Ministry of Energy and Mines (MME), sought to resolve the differences between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181, of August 24, 2001.

The remaining balance may be paid with National Treasury Bonds issued at the same amount as the final balance determined as a result of the process for the settlement of accounts, or other amounts that might be owed by PETROBRAS to the Federal Government, including those related to taxes or a combination of the foregoing.

7) MARKETABLE SECURITIES

Marketable securities, classified as non-current assets, are comprised as follows:

	R$ Thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Tax incentives – FINOR	9.797	9.797	4.815	4.815
B Certificates	258.093	287.264
Private TDE	190.353	193.243
NTNP	7.427	3.374	3.121	3.030
Other	132.871	105.039		29

	598.541	598.717	7.936	7.874

B certificates, which were received by BRASOIL on account of the sale of oil exploration platforms in 2000 and 2001, have semi-annual maturity dates until 2011, which bear interest equivalent to the Libor rate plus 2,5% to 4,25% p.a.

Investments by PIFCo in private TDE refer to securities issued by financial institutions and closely-held companies, maturing up to 2014 and bearing interest from 6,67% p.a. to 8,60% p.a..

The National Treasury Bonds – P Series were issued under the sale of parts of the minority interests held by the Parent Company in companies embraced by the National Privatization Programme – PND. These bonds mature up to 2021 and bear monetary correction at the Referential Rate – TR plus interest of 6% p.a..

8) STRUCTURED PROJECTS

The Company develops projects with domestic and international finance agencies and companies in the oil and energy sector to establish operational partnerships for the purpose of making viable investments necessary in the business areas where PETROBRAS operates.

Pursuant to CVM 408 dated August 18, 2004, the Consolidated Financial Statements include the Specific Purpose Entities – SPEs, when the nature of their relations with PETROBRAS indicates that these entities’ activities are directly or indirectly controlled individually or jointly by the Company.

a) Ventures under negotiation

The balance relating to ventures under negotiation includes the disbursements made by PETROBRAS on projects where there are still no defined partners and which are classified under Non-Current Assets as Structured Projects, as shown below:

	R$ Thousand

	Parent Company

Companies	06.30.2006	03.31.2006

Amazônia	77.351	63.709
Sistema Ótico Cone Sul	27.628	27.628
Other	9.988	9.096

Ventures under negotiation	114.967	100.433
Reimbursements receivable (Note 8b)	673.136	572.861

Total project financings	788.103	673.294

b) Reimbursements receivable

The receivables balance, net of advances received corresponding to costs incurred by PETROBRAS with regard to projects already negotiated with third parties, is classified under Non-Current Assets as Project Financings and is broken down as follows:

	R$ Thousand

	Parent Company

Companies	06.30.2006	03.31.2006

Cayman Cabiunas Investment Co. Ltd.	822.386	815.841
PDET Offshore S/A	447.399	353.682
Nova Transportadora do Sudeste (NTS)	124.700	124.059
Nova Transportadora do Nordeste (NTN)	92.547	92.083
Other	1.272	4.688

Total	1.488.304	1.390.353
Advances received	(815.168)	(817.492)

Net	673.136	572.861

c) Project financing obligations

		R$ Thousand

		Parent Company

Structured project financing obligations	Project	06.30.2006	03.31.2006

Novamarlim Petróleo S/A	Marlim	508.612	605.796
PDET Offshore S/A	PDET	204.955	204.955

Total		713.567	810.751

Marlim Project

Novamarlim Petróleo S.A. provided funds for the project, amounting to R$ 1.605.923 thousand (R$ 1.508.739 thousand in March 31, 2006), and assets transferred in the amount of R$ 49.465 thousand reached R$ 508.612 thousand (R$ 605.796 thousand in March 31, 2006), classified under current liabilities, as structured projects.

PDET Project

A PDET Offshore S/A transferred to PETROBRAS R$ 204.955 thousand as an advance for future sales of assets and reimbursement of expenditures incurred by PETROBRAS, classified in Current Liabilities as Structured Projects.

d) Accounts payable related to consortiums

	R$ Thousand

	Parent Company

Accounts payable for consortium in operation	06. 30.2006	03.31.2006

Novamarlim Petróleo S/A	210.468	140.937
Fundação Petrobras de Seguridade Social - PETROS	28.832	23.103

Total	239.300	164.040

As of June 30, 2006, PETROBRAS had consortium contracts for the purpose of supplementing the development of oil field production, and the related accounts payable to consortium partners, of R$ 239.300 thousand (R$ 164.040 thousand in March 31, 2006), were classified under current liabilities as Structured Projects.

e) Specific Purpose Entities

i) Structured Projects

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Albacora	Consortium between PETROBRÁS and	Pledge of assets	US$ 170 million	In operation
Albacora Japão Petróleo Ltda. (AJPL), which
provides to PETROBRÁS oil production
assets of the Albacora field in the Campos
Basin.

Albacora/	Consortium between PETROBRAS and	Pledge of assets	US$ 240 million	In operation
Petros	Fundação PETROS de Seguridade Social,
which provides to PETROBRAS oil
production assets of the Albacora field in the
Campos Basin.

Marlim	Consortium with Companhia Petrolífera	70% of the field	US$ 1,5 billion	In operation
	Marlim (CPM), which provides to	production limited to
	PETROBRAS submarine equipment for oil	720 days
production of the Marlim field.

Novamarlim	Consortium with Novamarlim Petróleo S.A.	30% of the field	US$ 834 million	In operation
	(Novamarlim) which supplies submarine oil	production limited to
	production equipment and refunds	720 days
PETROBRAS for operating costs resulting
from the operation and maintenance of field
assets.

Malhas	Consortium between TRANSPETRO,	Prepayments based	US$ 1 billion	The consortium
	Transportadora Nordeste Sudeste (TNS),	on transportation		became
	Nova Transportadora do Sudeste (NTS) and	capacity to cover		operational on
	Nova Transportadora do Nordeste (NTN).	any consortium cash		January 1, 2006.
	NTS and NTN supply assets related to	insufficiencies		However, some
	natural gas transportation. TNS (a 100%			assets are still
	GASPETRO company) supplies assets that			under
	have already been previously set up.			construction
TRANSPETRO is the gas pipes operator.

PCGC	Companhia de Recuperação Secundária	Additional lease	U$$ 85,5 million	In operation
	(CRSec) supplies assets to be used by	payment if revenue
	PETROBRAS in the fields Pargo, Carapeba,	is not sufficient to
	Garoupa, Cherne and other through a lease	cover payables to
	agreement with monthly payments.	lenders

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

PDET	PDET Offshore S.A. is the future owner of	All of the project’s	US$ 1,27 billion	Assets being
	the Project assets whose objective is that of	assets will be		acquired
	improving the infrastructure to transfer oil	pledged as collateral
produced in the Campos Basin to the oil
refineries in the Southeast Region and
export. The assets will be later leased to
PETROBRAS for 12 years.

CLEP	PETROBRAS will sell assets related to oil	Lease prepayments	US$ 1,25 billion	In operation
	production located in the Campos Basin,	in case revenue is
	which will be supplied by Companhia	not sufficient to
	Locadora de Equipamentos Petrolíferos –	cover payables to
	CLEP through a lease agreement for the	the lenders
period of 10 years, and at the end of which
period PETROBRAS will have the right to
buy shares of the SPE or project assets.

EVM	Project with the objective of allowing set up	Pledge of certain oil	US$ 1,07 billion	In operation
	of submarine oil production equipment in	volumes
the fields Espadarte, Voador, Marimbá and
another seven smaller fields in the Campos
Basin. EVM Leasing Co. (EVMLC), supplies
assets to PETROBRAS under an
international lease agreement.

Cabiúnas	Project with the objective of increasing gas	Pledge of 10.4 billion	US$ 850	In operation, with
	production transportation from the Campos	m3 of gas	million	assets being
	Basin. Cayman Cabiunas Investment Co.		consolidated	acquired
	Ltd. (CCIC), supplies assets to PETROBRAS		in the lease
	under an international lease agreement.		agreement

Barracuda and	To allow development of production in the	Pledge of certain oil	US$ 3,1	In operation, with
Caratinga	fields of Barracuda and Caratinga in the	volumes and	billion	assets being
	Campos Basin the SPC Barracuda and	payment by		acquired
	Caratinga Leasing Company B.V. (BCLC),	BRASOIL if BCLC
	is in charge of building all of the assets	does not meet its
	(wells, submarine equipment and	obligations towards
	production units) required by the project.	the lenders

Modernization	This project has the objective of raising the	Prepaid rental to	USD 900	The financial
da REVAP	Henrique Lage (REVAP) refinery’s national	cover any cash	million	structuring has
	heavy oil processing capacity, bringing the	deficiencies of		been concluded.
	diesel it produces into line with the new	CDMPI.		The contracts were
	national specifications and reducing			executed on May
	pollution levels. To achieve this the SPE			23, 2006. The
	Cia. de Desenvolvimento e Modernização			assets are
	de Plantas Industriais – CDMPI was			currently under
	founded, which shall construct and lease to			construction.
PETROBRAS a Retarded Coking plant, a
Coke Naphtha Hydrotreatment plant and
related plants to be installed at this refinery.

Certificate of	This project aims at constructing four	Corporate guarantee	R$ 200	Buildings being
Real Estate	administrative buildings in Macaé (RJ)	provided by	million	constructed
Receivables -	through the issuance of a Certificate of Real	PETROBRAS
CRI Macaé	Estate Receivables by Rio Bravo
Securitizadora S/A, secured by leasing credit
rights to PETROBRAS.

ii) Project financing

		Main	Investment	Current
Project	Purpose	guarantees	amount	phase

Amazônia	Development of two projects in the Gas and	Being negotiated	US$ 1,3 billion	A bridge loan in the amount
	Energy area: construction of a gas pipeline			of R$ 800 million was
	with a length of 385 km, between Coari and			obtained from BNDES in
	Manaus and a 285 Km GLP pipeline between			December 2005. Asset
	Urucu and Coari under the responsibility of			acquisition is in its initial
	Transportadora Urucu - Manaus S.A. and			phase
construction of a thermoelectric plant, in
Manaus, with capacity of 488 MW through
Companhia de Geração Termelétrica
Manauara S.A.

Marlim Leste	In order to develop production in the Marlim	Completion: the flow	US$ 1,03 billion	A US$ 300 million bridging
(P-53)	Leste field, PETROBRAS will use Floating	of charter payments to		loan from ABN AMRO was
	Production Unit P-53, to be chartered from	be made by		renewed in May 2006 and
	Charter Development LLC, a company	PETROBRAS will		a US$ 500 million loan
	incorporated in the state of Delaware, USA.	begin at a Certain		obtained from a syndicate
	The Bare Boat Charter agreement will be	Date.		of commercial banks in
	effective for a 15-year period starting from the			November 2005.
	date of signature.	Cost Overrun: Any		The project’s assets are
		increase in P-53		currently under
		construction costs will		construction
represent an increase
in charter amounts
payable by
PETROBRAS.

GASENE	TRANSPORTADORA GASENE S.A. will own	To be defined.	US$ 2 billion	Obtainment of a bridging
	the Southeast- Northeast gas pipeline, which			loan from the BNDES to
	aims at interconnecting the Southeastern and			the amount of R$ 800
	Northeastern gas pipeline networks, thus			million in December 2005.
	forming the Brazilian Natural Gas			Beginning of construction
	Transportation Network (Rede Brasileira de			work on the GASCAV
	Transporte de Gás Natural - RBTGN).			pipeline, estimated at US
$500 million.

MEXILHÃO	Construction of a platform (PMXL-1) to	To be defined	US$ 595 million	Obtainment of short-term
	produce natural gas at Campos de Mexilhão			funds to the amount of
	and Cedro, located in the Bacia de Campos,			USD 86 million, through the
	State of São Paulo, which shall be held by			issuance of Promissory
	Companhia Mexilhão do Brasil (CMB),			Notes acquired by the BB
	responsible for obtaining the funds necessary			Fund. Constitution of the
	to build such platform. After building the			assets at the initial stage.
PMXL-1 shall be leased to Petrobras, holder
of the exploration and production concession
in the aforementioned fields

		Main	Investment	Current
Project	Purpose	guarantees	amount	Phase

P-55 and P-57	This project aims to develop production at Module 3 in the Roncador field (P-55) and Phase 2 of Deepblue Charter LLC, responsible for jointly contracting four SPCists to build the UEP: one for the P-55 hull, another for the P-57 hull, as well as two other for Generation and Compression Modules for both UEPs. At the end, PNBV shall charter the P-55 from Deepwater and the P-57 from Deepblue and will sub-charter them to Petrobras.	Future chartering commitment of Petrobras with PNBV and PNBV with the owner of UEP (Deepwater and Deepblue).	US$ 1,96 billion	Undergoing selection process for the SPCists (IDB with interaction)

9) JUDICIAL DEPOSITS

As at June 30, 2006 and March 31, 2006, the judicial deposits, presented in accordance with the nature of the cases, are as follows:

	R$ thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Labor claims	569.855	518.228	524.138	473.821
Tax claims	1.004.433	969.409	773.645	736.460
Civil claims (*)	255.523	276.318	157.025	180.032
Other	18.878	17.165	474	473

Total	1.848.689	1.781.120	1.455.282	1.390.786

(*) Net of the provisions for contingencies provisions – CVM Decision 489/05-R$ 156.871 thousand in June 30, 2006 (R$ 104.204 thousand in March 31, 2006)

Search and apprehension of ICMS tax payments considered to be not due / taxpayer substitution

PETROBRAS was sued in court by certain oil distribution companies under the allegation that it did not pass on to state governments the State Value-Added Tax (ICMS) collected according to the legislation upon fuel sales. These suits were filed in the states of Goiás, Tocantins, Bahia, Pará, Maranhão and in the Federal District.

Of the total amount related to legal actions of approximately R$ 895.795 thousand, up to June 30, 2006, R$ 80.159 thousand had been withdrawn from the Company’s accounts as a result of judicial rulings of advance relief, which were annulled as a result of an appeal filed by the Company.

PETROBRAS, with the support of the state and federal authorities, has succeeded in stopping the execution of other withdrawals, and is making all efforts possible to obtain reimbursement of the amounts that had been unduly withdrawn from its accounts.

Other restricted deposits into court

In addition to the withdrawals relating to ICMS amounts, the authorities have blocked other amounts due to labor claims in a total R$ 143.036 thousand as of June 30, 2006 (R$ 209.940 thousand in March 31, 2006).

10) INVESTMENTS

a) Investments in shares traded on the stock market

As of June 30, 2006, PETROBRAS investments in companies which shares are traded on the stock market are shown below:

	In lots of one		Stock Market - R$	Market
Subsidiaries	thousand	Type	per	value
	shares

Controlled			lot of one thousand	R$ Thousand
Companies			shares
PETROQUISA	10.098.083	COMMON	(*)	1.878.243
PETROQUISA	9.505.390	PREFERRED A	0.186	1.768.003
PEPSA	1.249.717	COMMON	2.393	2.990.573
PESA (**)	229.729	COMMON	5.613	1.289.469

				7.926.288

Affiliated
Companies
BRASKEM	12.111	COMMON	12.30	148.965
BRASKEM	18.522	PREFERRED A	13.29	246.161
COPESUL	23.482	COMMON	28.00	657.496
PQU	8.738	COMMON	12.89	112.634
PQU	8.738	PREFERRED	8.60	75.148

				1.240.404

(*) As the common shares of the subsidiary PETROQUISA traded on the stock market do not have liquidity, the price for preferred shares was used for purposes of determining market values.
(**) These shares do not include PEPSA’s interest.

The market value for these shares does not necessarily reflect the net realizable value of a representative batch of shares.

b) Goodwill/Discount

The discount recorded by PETROBRAS on the acquisition of BR’s shares, in the amount of R$ 62.821 thousand, is being amortized in accordance with the timing defined in the related appraisal report (10 years); the discount recorded by PETROBRAS on the acquisition of the share control of FAFEN Energia (80,20%), in the amount of R$ 15.159 thousand, is being amortized in the term, extension and proportion of the results projected in the appraisal report.

In purchasing 50% of the shares of TERMORIO, PETROBRAS calculated a discount in the amount of R$ 38.610 thousand that will only be amortized in accordance with CVM Pronouncement No. 247/96 upon sale of the investment.

As a result of the acquisition of TERMOCEARÁ Ltda., goodwill was calculated at R$ 103.811 thousand based on its expected future profits, to be amortized over the period of 10 years.

In the acquisition of the companies Termomacaé Ltda and Termomacaé Comercializadora de Energia Ltda discounts were calculated at R$ 80.408 thousand and R$ 6.294 thousand respectively, which shall be amortized pursuant to CVM Pronouncement No. 247/96.

Goodwill/discount:

	R$ Thousand

		Parent
	Consolidated	Company

Discount balance at December 31, 2005
	(426.395)	(210.036)
Discount on the acquisition of Termomacaé Ltda
	(80.408)	(80.408)
Discount on the acquisition of Termomacaé
Comercializadora de Energia Ltda	(6.294)	(6.294)

Amortization of discount	10.123	6.175

Discount balance	(502.974)	(290.563)

Goodwill on the acquisition of Termoceará	103.810	103.810

Goodwill on the acquisition of other companies	435.407

Amortization of Goodwill	(28.861)

Goodwill/Discount balance at June 30, 2006	7.382	(186.753)

In the parent company’s financial statements, the balance of the discounts, in the amount of R$ 290.563 thousand, is recorded as investments and in the consolidated financial statements, the balance of the discounts, in the amount of R$ 299.010 thousand, is recorded as deferred income.

c) Other information

(i) Investments in Ecuador

Sale and association agreement with Teikoku Oil Co. Ltd. and operations in Ecuador

In January 2005 Petrobras Energia S.A. – PESA, an indirect subsidiary of PETROBRAS, executed a preliminary sale and association agreement with Teikoku, through which it shall transfer 40% of the rights and obligations in the participation contracts in Blocks 18 and 31, subject to approval and authorization by the Ministry of Energy and Mines of Ecuador. It was agreed that when production at Block 31 reaches an average of 10.000 barrels per day over a period of 30 days, Teikoku shall assume payment of 40% of the oil transportation contract to Oleodutos de Crudos Pesados - OCP. During the transition period and until the aforesaid production level has been achieved, Teikoku shall assume 20% of the rights and obligations derived from the contract from July 1, 2006.

Teikoku shall also make a single payment of 20% corresponding to an addition to the aforesaid contract, for the shorter of the following periods: (a) from July 1, 2006 until Block 31 achieves the aforesaid production level or (b) the 18 months before the aforesaid production level is achieved.

New Hydrocarbons Law

In April 2006 the Law which amended the Hydrocarbons Law (Ley de Hidrocarburos) was enacted in Ecuador, which establishes that the Government shall hold a minimum interest of 50% in the extraordinary revenues generated by increases to the sale price of Ecuadorian oil (average monthly effective FOB sale price) as compared to the monthly average oil sale price established in the contract, stated in the currency of the month of settlement. On July 13, 2006 the regulations of said Law were published. Up to June 30, 2006 a loss equal to R$ 21.050 thousand had been calculated.

(ii) Investments in Bolivia

The new Bolivian hydrocarbons law

In Bolivia the New Hydrocarbons Law 3.058 has been in force since May 19, 2005. This law revokes the former Hydrocarbons Law 1.689 dated April 30, 1996.

The new law establishes, among other matters, a higher tax burden for companies of the sector, through royalties of 18% and a direct tax on hydrocarbons (IDH) of 32%, to be applied directly on 100% of the production, on top of taxes in force by operation of Law No. 843. In addition, the new legislation determines substitution of shared risk contracts for new contracts observing the models established in the Law, and introduces changes in the oil products distribution activity.

On May 20, 2005, contracts were entered into for association among YPFB (Bolivian state-owned company) and fuel distribution companies to extend the term of Distributors’ operations up until YPFB accumulates sufficient funds to develop this segment all over the Bolivian territory.

On June 30, 2006 the term expired of the contracts through which the major distribution companies distributed hydrocarbons in Bolivia. YPFB takes over national distribution as from this date. The company Petrobras Bolívia Distribuición which maintained adjudicated a major part of this business, is still operating in the sector through the service stations it owns.

As of May 1, 2006, Supreme Decree 28.701 shall be in force in Bolivia, through which, the natural hydrocarbon resources shall be nationalized. As a consequence, the companies that are currently engaged in gas and petroleum production activities, will have to transfer the ownership of all hydrocarbon production to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB).

The aforementioned Decree establishes that fields with a certified average natural gas production of over 100 million cubic feet per day in 2005, as is the case with the San Alberto and San Antonio fields where the Company operates, shall distribute the production revenues as follows: 82% to the Bolivian Government (18% royalties and profit shares, 32% “Direct Tax on Hydrocarbons– IDH” and 32% through an additional share to YPFB) and 18% to the Companies to cover operating costs, amortize investments and provide remuneration. The Bolivian Ministry of Hydrocarbons and Energy shall determine on a case-by-case basis via auditing the final share to be paid to the Companies in the contract to be executed. Up to June 30, 2006 the Company had recorded a provision to pay the additional share to YPFB of 32% on the hydrocarbon production, to an amount equal to R$ 47.615 thousand. The regulatory decrees which among other matters shall establish the means for paying this share have not yet been issued.

In addition, a transition period of 180 days has been established in which the Companies that are currently in operation shall enter into new agreement established by YPFB. Those companies that have not entered into agreements at the end of the aforementioned deadline will not be allowed to continue operating in the country.

Up to June 30, 2006 the Bolivian government had not presented to the oil companies the new Exploration and Production contract models which will be approved before the end of the transition period. The impact on the Companies stemming from the migration from the current share risk contracts shall be analyzed as soon as the models put forward by the Bolivian government and the respective regulations have been made available.

Furthermore, by way of this decree the State is nationalizing the shares required for YPFB to control, with a minimum of 50% plus one share, Petrobras Bolívia Refinación S.A. – PBR, in which PETROBRAS has an indirect interest of 100% (Petrobras Bolívia Inversiones S.A. – 51% and Petrobras Energia S.A. – 49%). The equity interest shall be transferred to YPFB as soon as both parties have reached an agreement on the amount to be paid to PETROBRAS by YPFB under the transfer of shares in PBR.

Damage to oil pipeline in Bolivia caused by heavy rainfall

As a consequence of heavy rainfail in the Cacho region in Bolivia on April 2, 2006, an expanse of the oil pipeline operated by Petrobras Bolívia that carried condensed oil produced in the San Antonio and Margarita fields, which are operated by another company up to the truck system for moving liquids was damaged. The Company estimates losses equal to R$ 34.000 million, including ceasing profits and expenditures to repair the area and the assets.

iii) Investments in Argentina

Milestone Mutual Conciliation and Waiver Agreement (“Milestone Agreement”)

In order to clean up the finances of Compañia de Inversiones de Energia S.A. – CIESA, a company jointly controlled by PESA and ENRON, PESA transferred its interest of 7,35% in the capital of Transportadora de Gás Del Sur S.A. – TGS (a subsidiary of CIESA) to ENRON, and ENRON simultaneously transferred 40% of its interest in the capital of CIESA to a trustee. Once the approvals required from Ente Nacional Regulador Del Gas (National Gas Regulator) and Comisión Nacional de Defensa de la Competencia (National Competence Defense Commission) have been obtained, ENRON shall transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares in TGS held by CIESA, in part payment of the debt. The remaining balance of the financial debt shall be capitalized by the creditors.

Once the debt has been restructured and following the simultaneous share transfers mentioned above, ownership of the CIESA shares held under fiduciary ownership by the trust will be transferred to Petrobras Energia S.A. and Petrobras Hispano Argentina S.A., new shares will be issued to the creditors, and the share capital of CIESA will then be comprised as follows: ( i ) Class A shares held directly and indirectly by Petrobras Energia S.A. accounting for 50% of CIESA’s total and voting capital. and ( ii ) Class B shares held by CIESA’s financial creditors, accounting for the remaining 50% of CIESA’s total and voting capital.

As it is operating under long-term constraints which significantly hinder its capacity to transfer capital to investors, CIESA is being excluded from the consolidation process of PESA and consequently from the consolidation process of PETROBRAS, pursuant to CVM 247/96.

Indebtedness of CIESA and TGS

In September 2005, CIESA subscribed to a restructuring agreement on its financial debt with all of its financial creditors. The debt to be restructured, which originally matured in April 2002, totals an amount equal to R$ 556.134 thousand.

By way of the Agreement executed, CIESA refinanced debts to an approximate amount equal to R$ 49.965 thousand over a ten-year term. Once the approvals required from Ente Nacional Regulador Del Gas and Comisión Nacional de Defensa de la Competencia have been obtained, it shall transfer to its financial creditors approximately 4,3% of the Class B common shares in TGS and shall capitalize the balance of the remaining debt by issuing shares to the creditors.

Via a global restructuring process of its financial debt, TGS has refinanced roughly 99,76% of its financial debt. The creditors accepting the proposal shall receive a cash payment equal to 11% of the debt, new debt notes accounting for the remaining 89% and a cash payment of the interest to which they were entitled and which was not paid on the previous debt.

As a result of the financial agreements executed in relation to the debt restructuring, TGS is subject to a number of constraints, which include constraints on the issue of debt notes, investment ventures, sale of assets, payment of fees for technical assistance and distribution of dividends.

The new debt contains an early amortization clause, where the execution and corresponding amount thereof are determined by the coefficient of the consolidated debt, the level of liquidity and subsequent payments which TGS should make.

Commitment to sell the equity interest in an energy transportation company in Argentina

The Board of Directors of Petrobras Energia S.A. – PESA and Eton Park Capital Management signed contract to sell 50% shareholding held by PESA in Citelec. Citelec has an equity interest of 52,67% in Compañia de Transporte em Energia Eléctrica em Alta Tensión Transener S.A. and an interest of 22,22% in the company Yacylec S.A. The Board of Directors of Petrobras Energia S.A. – PESA approved on August 4, 2006 the sign of referred contract.

CITELEC was sold under a sale commitment undertaken with the Argentinean government when Petrobras Participaciones S.L. acquired the share control of Petrobras Energia Participaciones S.A. – PEPSA, the parent company of PESA.

The terms put forward by Eton establish payment of a fixed amount of US$ 54 million, equal to R$ 117.000 thousand, plus an additional amount related to the income from the integral tariff review determined for Transener and its subsidiary Empresa de Transporte de Energia Eléctrica por Distribuición Troncal de la Pronvíncia de Buenos Aires S.A. (Transba).

(iv) Investments in Venezuela

Review of the operating partnerships in Venezuela

In April 2005 the Venezuelan Ministry of Energy and Oil (MEP) instructed the company Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating partnerships executed by PDVSA’s affiliates with oil companies between 1992 and 1997, including the contracts executed by Petrobras Energia Venezuela S.A., a subsidiary of PESA, which regulate the exploration of the Oritupano Leona, La Concepción, Acema and Mata areas. The MEP instruction established that PDVSA should take all the measures necessary to convert the operating partnerships into mixed capital companies, where the Venezuelan Government would have an interest in excess of 50%, by way of PDVSA.

On September 29, 2005 and as a preliminary procedure for tailoring the operating partnerships to the new business framework, by way of its subsidiaries and associated companies in Venezuela, Petrobras Energia executed the Transitory Agreements with PDVSA, by which it undertook to negotiate the terms and conditions for converting the operating partnerships covering the areas Oritupano Leona, La Concepción, Acema and Mata into mixed capital companies. The transitory agreement for the Oritupano Leona area was executed subject to prior approval by the Ordinary Shareholders Meeting of Petrobras Energia S.A. and an Extraordinary Meeting of Petrobras Energia Participaciones S.A., which resolved to approve the agreement.

By way of its subsidiaries and associated companies in Venezuela, in March 2006 PESA executed with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) Memoranda of Understanding (MDE) for the purpose of completing the migration of the operating partnerships covering the areas Oritupano Leona, La Concepción, Acema and Mata to the form of mixed capital companies. The MDE establish that the interest held by the private partners in the mixed capital companies shall be 40%, while the Venezuelan government shall hold an interest of 60%. According to the terms of the MDE, CVP shall recognize divisible credits transferable to the private companies with an interest in the mixed capital companies, which shall not be charged interest and may be used as payment of the acquisition bonus for new areas, to develop oil exploration and production activities or to license the development of gas exploration and production operations in Venezuela. The credits assigned to PESA correspond to US$ 88.5 million, equal to R$ 192.000 thousand.

The indirect interests held by PESA in the areas of Oritupano Leona, La Concepción, Acema and Mata are therefore 22%, 36%, 34,5% and 34,5% respectively.

On December 31, 2005 PESA recorded a loss equal to R$ 327.698 thousand to adjust the book value of the Venezuelan assets to their recoverable value, of which R$ 198.960 thousand corresponds to operating assets, R$ 84.265 thousand to the reversal of tax credits and R$ 44.473 thousand to corporate investments not including amortization of the discount derived from the acquisition by PPSL and the share of control of PEPSA in 2002 and the share of PEPSA minority shareholders, in the results, corresponded to an effective loss for PETROBRAS of R$ 1.720 thousand. The memoranda executed with PDVSA and CVP did not result in changes to the estimated loss recognized in 2005.

Migration of the contracts shall produce economic effects as from April 01, 2006. By June 30, 2006 no significant advances have been recorded in the quest to conclude the partnership conversion process. Among other formalities, it remains to execute the conversion contracts corresponding to the Oritupano Leona, Acema and Mata areas, to incorporate the mixed capital companies and to decree the transfer of rights. During the transition period and until all of the requirements to conclude the process have been performed, the consortia’s operations shall continue to be conducted by PESA under the supervision of an integrated operating committee, on which PDVSA representatives shall form the majority. Due to the constraints imposed by the current corporate situation, the income from the operations in the second quarter of 2006 has been estimated using the best information available.

According to the corporate governance structure specified for the mixed capital companies, from April 01, 2006 PESA no longer recorded the assets, liabilities and results referring to the aforesaid operations in consolidated statements, presenting them as corporate investments in associated companies calculated according to the equity method.

(v) Investments in Paraguay

On March 31, 2006, PETROBRAS, through its controlled company Petrobras International Braspetro B.V., concluded the purchasing of the business of commercialization and distribution of Shell in Paraguay, related to fuel operations (retail and commercial market). The acquisition includes service stations with convenience stores in all Paraguayan territory; GLP commercialization assets; installations for commercialization of aviation products for the airports in Asunción and Cidade Del Este.

(vi) Investments in Colombia

On April 28, 2006 PETROBRAS concluded the purchase of Shell’s assets in Colombia, relating to the distribution and sale of fuel. The acquisition entailed 39 service stations and convenience stores in Bogotá and surrounding areas, a warehouse and lubricant mixing plant in Puente Aranda, and a terminal in Santa Marta.

(vii) Investments in Uruguay

On June 01, 2006 PETROBRAS concluded the purchase of Shell’s assets in Uruguay, relating to the distribution and sale of fuel, with the acquisition of gas stations throughout Uruguay, installations for selling aviation fuel, maritime products and lubricant.

Via its subsidiary Petrobras International Braspetro B.V. – PIB BV, on June 29, 2006 PETROBRAS concluded the acquisition of 66% of the shares in Gaseba Uruguai S.A., a natural gas distribution concessionaire based in Montevideo. The share acquisition took place over two stages: on June 02, 2006, 51% of the shares held by Grupo Gaz de France were acquired for US$ 11 million, equal to R$ 24,000 thousand, and on June 29, 2006 15% of the shares held by Acodike Supergas S.A. were acquired for US$ 3,2 million, equal to R$ 7.000 thousand.

(viii) New projects abroad

Petrobras América Inc., company controlled by PETROBRAS based in Houston, Texas, acquired ten blocks in the American Gulf of Mexico sector in an auction sponsored by Minerals Management Service, an American regulatory agency. The block auctions include four prospects located in ultra-deep waters.

On February 3, 2006, the PETROBRAS Administrative Council approved a purchasing and selling agreement with Astra Oil Trading NV for the acquisition of 50% interest of the refinery Pasadena Refining System Inc. (PRSI), formerly Crown Refinery in Pasadena, Texas, for the approximate amount of US$ 370 million.

The PRSI refinery has a capacity for 100.000 bbl/day and is currently undergoing a moderization process in order to comply with the new environmental standards established by the Environmental Protection Agency (EPA) for gasoline.

With PETROBRAS entering as a partner in the enterprise, the refinery will be modified in order to process approximately 70.000 bbl/day of heavy oil and other batches, including production in the Marlim field. The refinery’s operational modernization process should be completed in four years and all of the by-products to be produced will comply with the highest standards of quality adopted in the United States.

PETROBRAS acquired two of the three blocks offered in the bidding process by the state-owned Company Turkýye Petollerý Anonýn Ortaklidi (TPAO) in Turkey, to explore and produce in deep waters in the Black Sea.

The government of Equatorial Guinea in Western Africa approved PETROBRAS’ acquisition of 50% interest in the shared-control agreement for production in Block L located in deep waters in the Rio Muni bay.

Petrobras Energia S.A. – PESA, a company indirectly controlled by PETROBRAS, entered into an agreement together with the companies Energia Argentina S.A. – ENARSA, YPF S.A. and Petrouruguay S.A. in order to establish a consortium that will have the objective of exploring, developing, exporting and commercializing hydrocarbons in two offshore areas located on the Argentine continental shelf at approximately 250 km west of the city of Mar del Plata in the province of Buenos Aires. PESA will have a 25% interest in the consortium and the companies ENARSA, YPF and Petrouruguay will have 35%, 35% and 5%, respectively.

Through the tender made by Angolan state company Sonangol, PETROBRAS acquired an interest in 3 exploration blocks in Angola, blocks 6, 26 and 15, where it shall operate blocks 6 and 26. In a consortium put together with Sonangol Sinopec International – SSI (40%), Sonangol P&P (20%), Falcon Oil (5%) and Grupo Gema (5%), in which it holds a 30% interest, PETROBRAS shall also operate Block 18 in Angola. The consortium, which has the right to explore the remaining area of Block 18, shall disburse execution bonuses worth US$ 1,1 billion for the concession rights, to be paid in proportion to each partners’ interest.

(ix) Acquisitions of Thermoelectric Power Stations

In order to raise its energy generation capacity and eliminate contingency payments, gas supply commitments, energy purchases and reimbursement of operating expenses, PETROBRAS concluded the acquisition of the thermoelectric power stations embraced by the Priority Thermoelectricity Program, which were generating these contractual commitments. The final negotiations are summarized below:

TermoMacaé Ltda. and TermoMacaé Comercializadora de Energia Ltda. -former - Macaé Merchant

In March 2006 PETROBRAS and El Paso agreed to settle the controversies involving the Macaé Merchant Consortium. Under this settlement, the capital participation contract was terminated and El Paso finalized the sale of the plant to PETROBRAS, which in April 2006 outlaid US$ 357 million (equal to R$ 757.000 million) to acquire the companies TermoMacaé Ltda (former El Paso Rio Claro Ltda.) and TermoMacaé Comercializadora de Energia Ltda. (former El Paso Rio Grande Ltda.), terminating the Macaé Merchant Consortium Contract and thereby settling the controversies.

Under the acquisition process, El Paso gave guarantees to PETROBRAS relating to certain liabilities, limited to US$ 120 million (equal to R$ 260.000 thousand), including approximately US$ 78 million (equal to R$ 169.000 thousand) referring to a federal tax assessment, which El Paso believes it has excellent chances of successfully contesting, and for which it has presented its defense to the Brazilian tax authorities. In respect of the acquisition of the assets, any successes involving given tax benefits, tax receivables and potential recoveries on financial revenues shall be prorated between Petrobras and El Paso as mutually agreed.

On July 05, 2006 PETROBRAS was reimbursed for the amounts deposited by virtue of the preliminary decision pronounced by the Arbitral Tribunal, to the amount of R$ 569.000 thousand, including financial yields, given the dismissal of the Arbitration Proceeding.

Termobahia

Deutsche Bank (DB), which structured the Specific Purpose Entity (SPE) called BLADE Securities Ltd (“BLADE”), headquartered in Ireland, has inherited the rights held by ABB-EV until PETROBRAS presents a strategic partner.

In order to identify a strategic partner to subsequently acquire the rights in TERMOBAHIA held by BLADE, PETROBRAS has made contact with a number of Japanese companies which will analyze TERMOBAHIA’s documentation.

At the end of this acquisition, the equity interests of TERMOBAHIA will remain unchanged, except for the swapping of positions by ABB-EV and BLADE, i.e. PETROBRAS shall remain with 29%, PETROS 20%, BLADE 49% and EIC with 2%.

EIC Eletricity S.A. is negotiating the sale of these rights to ABB-EV, which shall then sell the rights to PETROBRAS, subject to BID approval, when PETROBRAS raises its interest in TERMOBAHIA to 31%. The commitment between EIC, ABB-EV and PETROBRAS has been formally established through letters exchanged by the parties.

The Acquisition of UTE Bahia I

By way of its subsidiary Fafen Energia S.A. – FAFEN Energia, on June 23, 2006 PETROBRAS concluded the acquisition of all of the quotas in Usina Termoelétrica Bahia I Camaçari Ltda. – the Bahia I Thermoelectric Power Station, an independent electricity producer located in Camaçari, Bahia state, for the amount of R$ 28,832 thousand. The power station has an installed capacity of 31.800 kW, and uses OCB1 fuel oil in its generating process.

11) PROPERTY, PLANT AND EQUIPMENT

a) By operating segment

Consolidated

	R$ Thousand

	06.30.2006			03.31.2006

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	98.838.250	(39.232.063)	59.606.187	56.994.833
Supply	33.857.695	(15.141.149)	18.716.546	18.268.716
Distribution	4.104.665	(1.552.434)	2.552.231	2.537.662
Gas and energy	16.933.413	(2.987.769)	13.945.644	13.621.975
International	19.299.928	(8.549.454)	10.750.474	12.329.603
Corporate	3.140.687	(926.483)	2.214.204	2.357.137

	176.174.638	(68.389.352)	107.785.286	106.109.926

Parent Company

	R$ Thousand

	06.30.2006			03.31.2006

		Accumulated
	Cost	depreciation	Net	Net

Exploration and production	71.637.828	(33.666.435)	37.971.393	35.893.526
Supply	27.902.364	(13.982.775)	13.919.589	13.550.313
Gas and energy	2.504.441	(432.986)	2.071.455	2.062.844
International	30.254	(13.039)	17.215	14.575
Corporate	3.118.689	(921.197)	2.197.492	2.341.149

	105.193.576	(49.016.432)	56.177.144	53.862.407

b) By type of asset

Consolidated

		R$ Thousand

		06.30.2006			03.31.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and leasehold improvements	25 to 40	6.400.665	(2.519.102)	3.881.563	3.172.705
Equipment and other assets	3 to 30	78.988.621	(38.482.122)	40.506.499	39.832.183
Rights and concessions		3.399.041	(567.008)	2.832.033	2.735.234
Land		708.171		708.171	691.911
Materials		2.303.694	(16.704)	2.286.990	2.313.040
Advances to suppliers		1.146.849		1.146.849	1.249.765
Expansion projects		27.020.393		27.020.393	26.633.839
Oil and gas exploration and
production development costs
(E&P)		56.207.204	(26.804.416)	29.402.788	29.481.249

		176.174.638	(68.389.352)	107.785.286	106.109.926

Parent Company

		R$ Thousand

		06.30.2006			03.31.2006

	Estimated
	useful life		Accumulated
	(years)	Cost	depreciation	Net	Net

Buildings and leasehold improvements	25 to 40	2.724.856	(1.413.506)	1.311.350	1.199.910
Equipment and other assets	4 to 20	36.458.303	(25.175.316)	11.282.987	11.368.866
Rights and concessions		3.200.987	(491.207)	2.709.780	2.602.023
Land		285.952		285.952	283.260
Materials		2.146.529		2.146.529	2.168.470
Advances to suppliers		343.609		343.609	298.212
Expansion projects		15.120.945		15.120.945	13.955.305
Oil and gas exploration and
production development costs
(E&P)		44.912.395	(21.936.403)	22.975.992	21.986.361

		105.193.576	(49.016.432)	56.177.144	53.862.407

Depreciation of equipment and installations related to oil and gas production is based on the volume of monthly production in relation to the proven developed reserves of each production field. Assets whose estimated useful lives are shorter than the related field are depreciated on a straight-line basis. Depreciation of other equipment and assets not related to the production of oil and gas is based on their estimated useful lives.

c) Oil and gas exploration and development costs

	R$ Thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Capitalized costs	56.207.204	56.460.688	44.912.395	43.395.923
Accumulated depreciation	(26.597.945)	(26.813.854)	(21.774.903)	(21.289.008)
Amortization of/provision for
abandonment costs	(206.471)	(165.585)	(161.500)	(120.554)

Net investment	29.402.788	29.481.249	22.975.992	21.986.361

The expenditures on exploration and development of oil and gas production are recorded on the basis of the successful efforts method. Under this method the development costs for all the production wells and the successful exploration wells linked to economically viable reserves are capitalized, while the costs of geological and geophysical work are to be considered as expenses for the period in which they were incurred and the costs of dry exploration wells and those related to uncommercial reserves are to be recorded in results when they are identified as such.

The capitalized costs and related assets are reviewed annually, on a field-to-field basis, to identify potential losses in recovery, based on the estimated future cash flow.

The capitalized costs are depreciated using the units produced method in related to proven and developed reserves. These reserves are estimated by Company geologists and petroleum engineers according to international standards and reviewed annually or when there are indications of significant alterations.

The future obligation on abandoning wells and dismantling the production area is accounted for at its present value, and is fully recorded at initiation of production as part of the cost of the related assets (property, plant and equipment) as a balancing item to the provision, recorded in the liabilities, which relate to these expenses.

The expense on the interest incurred on the provision for the obligation of R$ 69.192 thousand for the three-month period from January through June of 2006, is classified as an operating expense – exploratory costs for the extraction of crude oil and gas (item 3.06.05.03 of the statement of income – ITR – Parent Company).

d) Depreciation

The depreciation expenses from January to June 2006 and 2005 are as follows:

	R$ Thousand

	Consolidated		Parent Company

	Jan-Jun/2006	Jan-Jun/2006	Jan-Jun/2006	Jan-Jun/2005

Portion absorbed in costing:
Of assets	2.414.995	1.525.974	955.685	720.936
Of exploration and production costs	1.182.610	755.484	846.235	755.484
Of capitalization of/provision for
well abandonment	81.354	116.880	77.580	32.389

	3.678.959	2.398.338	1.879.500	1.508.809
Portion recorded directly
in income	550.497	435.730	297.365	272.890

	4.229.436	2.834.068	2.176.865	1.781.699

e) Leasing of platforms and ships

As of June 30, 2006 and March 31, 2006, direct and indirect subsidiaries had leasing contracts for offshore platforms and ships chartered to PETROBRAS, and the commitment assumed by the parent company is equivalent to the amount of the contracts. PETROBRAS also had leasing contracts with third parties for other offshore platforms.

The balances of property, plant and equipment, net of depreciation, and liabilities relating to offshore platforms which, if recorded as assets purchased under capital leases, are as follows:

	R$ Thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Property, plant and equipment, net of depreciation.	1.112.799	1.605.054	259.483	275.232

Financing
Short-term	543.796	553.685	72.141	68.146
Long-term	2.270.883	2.426.895	437.791	380.705

	2.814.679	2.980.580	509.932	448.851

Expenditures on platform charters incurred in periods prior to the operational start-up are recorded by PETROBRAS as prepaid expenses and totaled R$ 1.103.494 thousand at June 30, 2006 (R$ 1.127.490 thousand on March 31, 2006), being R$ 866.755 thousand recorded as non current assets at June 30, 2006 (R$ 892.776 thousand on March 31, 2006).

(f) Lawsuit in the United States

On July 25, 2002, BRASOIL and PETROBRAS won a lawsuit filed with an American Court by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company, which had attempted to obtain since 1997, a legal judgment in the United States to exempt them from the obligation to indemnify BRASOIL for the construction (“performance bond”) of platforms P-19 and P-31, and from PETROBRAS, the refund of any amounts that they might be ordered to pay in the “performance bond” proceeding. A court decision by the first level of the Federal Court of the South District of New York recognized the right of BRASOIL and PETROBRAS to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective payment, relating to the “performance bond” in a total US$ 370 million.

The insurance companies have filed appeals against the decision with the United States Court of Appeals for the Second Circuit. A decision was handed down on May 20, 2004, when the Court partly maintained the verdict, confirming the insurance companies liability to pay the performance bonds and exempting the insurance companies from the obligation to pay liquidated damages, attorney’s fees and expenses, reducing the indemnity by BRASOIL and PETROBRAS to approximately US$ 245 million.

The insurance companies appealed against this decision to the full court, which rejected the appeal, thus confirming the unfavorable verdict as mentioned. In April

2005 the parties (Insurance companies and BRASOIL) began discussions seeking to settle the credit of BRASOIL. The discussions were unsuccessful however. Because of this, in December 2005 the proceeding was resumed, and the parties are awaiting a decision by the judge concerning the interest rate to be considered, and the partial reimbursement of the procedural costs and expenses incurred by BRASOIL. No date has been scheduled to pronounce this ruling.

g) Other judicial actions

• BRASOIL and Petrobras participates in several contracts relating to the conversion and acquisition of P-36 Platform, which suffered a total loss in an accident (sinking) during 2001. Under these contracts, BRASOIL and Petrobras has committed to depositing any insurance reimbursement, in case of an accident, in favor of a Security Agent for the payment of creditors, in accordance with contractual terms. A legal action brought by companies that claim part of these payments is currently in progress in a London Court, since BRASOIL and PETROBRAS understand that they are entitled to such amounts in accordance with the distribution mechanism established in the contract.

In April 2003, BRASOIL provided the Court with a bank guarantee obtained from a financial institution for the payment of insurance indemnity to the Security Agent. In order to facilitate the issue of the bank guarantee, BRASOIL provided the financial institution with counter-guarantees in the amount of US$ 175 million. Pursuant to the verdict handed down by the foreign Court on December 15, 2005, the following payment was made for the bank guarantee on April 30, 2004 amounting to US$ 171 million. On January 4, 2006, the guarantee provider confirmed that the guarantee was cancelled.

The trial has been divided into two stages. The first stage was initiated in October 2003 with a decision being handed down on February 2, 2004. The terms of the decision are complex and subject to appeal. In summary: (a) neither PETROBRAS nor BRASOIL have been considered to have defaulted on their obligations; (b) PETROMEC and MARITIMA are subject to reimbursing BRASOIL for approximately US$ 58 million plus interest; and (c) PETROMEC and MARITIMA are not liable for delays or unfinished work.

On July 15, 2005 a verdict was handed down determining that the insurance indemnification belongs to BRASOIL, except the amount of US$ 629 thousand plus interest that should be paid to the other parties in the litigation, as well as an additional amount of US$ 1,5 million that should be held on deposit until the result of certain pending matters.

Following the trial in February 2004, PETROMEC amended the legal suit claiming the amount of US$ 131 million in additional costs for upgrading procedures, or alternatively for damages for perjury, with no claimed amount being determined. The final outcome is therefore uncertain.

• Pursuant to the construction and conversion of vessels into “FPSO - Floating Production, Storage and Offloading” and “FSO - Floating, Storage and Offloading”, considering the contractual default of the constructors, by June 30, 2006, BRASOIL contributed financial resources in the amount of R$ 604 million, equivalent to R$ 1.306.550 thousand (R$ 1.306.852 thousand on March 31, 2006) on behalf of the constructors directly to the suppliers and subcontractors in order to avoid further delays in the construction/conversion activities and consequent losses to BRASOIL.

Based on the opinion of BRASOIL’s legal advisers, these expenses can be reimbursed, since they represent a right of BRASOIL with respect to the constructors, for which reason judicial action was filed with international courts to obtain financial reimbursement. However, as a result of the litigious nature of the assets and the uncertainties as regards to the probability of receiving all the amounts disbursed, the company conservatively recorded a provision for uncollectible accounts for all credits that are not backed by collateral, in the amount of US$ 531 million, equivalent to R$ 1.150.630 thousand at June 30, 2006 (R$ 1.150.349 thousand on March 31, 2006).

12) LOANS AND FINANCING

Consolidated

	R$ Thousand

	Consolidated		Non current

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Foreign
Financial institutions	5.962.751	5.558.724	9.103.461	10.102.930
Global notes and Global step-up notes	2.594.059	2.598.574	11.219.401	11.311.235
Suppliers	84.700	84.993		221.676
Trust certificates – Senior/Junior	147.395	147.831	1.075.679	1.114.973
Other	70.568	75.796	1.365.374	1.431.891

Subtotal	8.859.473	8.465.918	22.763.915	24.182.705

Domestic
Banco Nacional de Desenvolvimento
Econômico e Social - BNDES	1.601.198	1.595.688	2.520.703	2.147.264
Debentures	688.291	607.118	3.077.928	3.089.318
FINAME – Financing for the
construction of Bolívia-Brasil gas
pipeline	101.198	101.564	437.269	490.816
Other	420.154	74.449	236.501	770.324

Subtotal	2.810.841	2.378.819	6.272.401	6.497.722

Total	11.670.314	10.844.737	29.036.316	30.680.427

Interest on financing	(1.614.754)	(1.074.322)

Principal	10.055.560	9.770.415
Current portion of long-term debt	(5.206.687)	(5.302.870)

Total short-term debt	4.848.873	4.467.545

Parent Company

	R$ Thousand

	Consolidated		Non current

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Foreign
Financial institutions	679.807	666.277	2.184.177	2.269.901
Bearer bonds (Notes)	568.521	577.625	371.697	353.516

Subtotal	1.248.328	1.243.902	2.555.874	2.623.417

Domestic
Debentures	277.999	205.835	2.747.249	2.730.073
FINAME – Financing for the
construction of Bolívia-Brasil gás
pipeline	100.821	101.564	434.302	490.816
Other	31.118	22.365	90.357	99.565

Subtotal	409.938	329.764	3.271.908	3.320.454

Total	1.658.266	1.573.666	5.827.782	5.943.871

Interest on financing	(277.448)	(211.265)

Principal	1.380.818	1.362.401
Current portion of long-term debt	(1.380.818)	(1.362.401)

Total short-term debt		-

(a) Long-term debt maturity dates

	R$ Thousand

	06.30.2006

		Parent
	Consolidated	Company

2007	2.588.434	740.774
2008	4.873.155	726.890
2009	3.339.616	530.610
2010	4.391.428	1.539.966
2011 and thereafter	13.843.683	2.289.542

	29.036.316	5.827.782

(b) Long-term debt interest rates

	R$ Thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Foreign
Up to 6%	7.883.726	9.690.721	1.812.040	1.856.420
6 and over to 8%	5.469.896	5.032.170	743.834	766.996
8 and over to 10%	7.788.129	8.043.955
10 and over to 12%	488.472	106.293
Other	1.133.692	1.309.566

	22.763.915	24.182.705	2.555.874	2.623.416

Local
Up to 6%	1.833.398	1.367.294	90.357	99.565
6 and over to 8%	573.070	1.112.179	434.302	490.816
8 and over to 10%	599.578	534.080	529.005	526.317
10 and over to 12%	2.339.651	2.536.461	2.218.244	2.203.757
Other	926.704	947.708

	6.272.401	6.497.722	3.271.908	3.320.455

	29.036.316	30.680.427	5.827.782	5.943.871

c) Long-term balances per currency

	R$ Thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

U.S. dollar	22.921.423	23.951.516	1.928.764	2.052.094
Japanese yen	675.859	692.638	675.859	692.638
Euro	544.179	524.750	385.553	369.501
Real	4.723.575	5.496.642	2.837.606	2.829.638
Other	171.280	14.881

	29.036.316	30.680.427	5.827.782	5.943.871

The estimated fair value for the Parent Company and Consolidated’s long-term loans on June 30, 2006, were approximately R$ 5.835.180 thousand and R$ 29.617.174 thousand, calculated at the market rates in force, taking into account the nature, deadline and risks similar to those in the registered contracts and may be compared to their carrying amounts of R$ 5.827.782 thousand and R$ 29.036.316 thousand.

The hedge contracts in connection with Notes issued abroad in foreign currency are disclosed in Note 22.

d) Structured finance of exports

PETROBRAS and PETROBRAS FINANCE LTD. have contracts ("Master Export Contract" and "Prepayment Agreement") between themselves and with a special purpose entity not related with PETROBRAS, PF Export Receivables Master Trust (“PF Export”), relating to the prepayment of export receivables to be generated by PETROBRAS FINANCE LTD. by means of sales on the international market of fuel oil and other products acquired from PETROBRAS.

As stipulated in the contracts, PETROBRAS FINANCE LTD. assigned the rights to future receivables in the amount of US$ 1,8 million (1st and 2nd tranches) to PF Export, which, in turn, issued and delivered to PETROBRAS FINANCE LTD. the following securities, also in the amount of US$ 1,8 million:

  US$ 1,5 million in Senior Trust Certificates, which were negotiated by PETROBRAS FINANCE LTD. on the international market at face value, and the amount, was transferred to PETROBRAS as prepayment for exports to be made to PETROBRAS FINANCE LTD., according to the Prepayment Agreement.

  US$ 300 million in Junior Trust Certificates, which are held in the portfolio of PETROBRAS FINANCE LTD. If PF Export incurs any losses on the receipt of the exports, transferred by PETROBRAS FINANCE LTD., these losses will be compensated by the securities linked to the export prepayments. In May 2004, a contractual amendment was made to allow the presentation of the securities linked to the export prepayment, offsetting the debt balance (Junior Trust Certificates) in the balance sheet.

The assignment of rights to future export receivables represents a liability of PETROBRAS FINANCE LTD., which will be settled by the transfer of the receivables to PF Export as and when they are generated. This liability will bear interest on the same basis as the Senior and Junior Trust Certificates, as described above.

On March 1, 2006, PETROBRAS anticipated the payment of US$ 232 million (equivalent to R$ 494.909 thousand) relating to the advance received from PETROBRAS FINANCE LTD. – PFL for export prepayment. This anticipated payment allowed PETROBRAS FINANCE LTD. – PFL to make payment on March 1, 2006 on the Notes with floating rates on series A1 and B for the Senior Trust Certificates issued by PF Export, that would mature in 2010 and 2011, respectively.

As of June 30, 2006, the balance of export prepayments, including amortization for the period, totaled R$ 1.221.763 thousand (R$ 1.482.909 thousand in March 2006), with R$ 1.075.679 thousand classified as long-term liabilities (R$ 1.114.973 thousand in March 31, 2006), and R$ 146.085 thousand classified as current liabilities (R$ 367.936 thousand in March 31, 2006).

On May 23, 2006 PFL obtained the consent of the holders of the 2003-A 6.436% series Senior Trust Certificates, maturing in 2015, issued by PF Export Receivables Master Trust. The contractual amendment, effective as from June 1, 2006, permitted the elimination of the bunker sale from the export prepayment programme. Only receivables derived from fuel oil sales will continue to comprise the export prepayment programme. PFL also obtained the consent of the holders of the 2003-B 3.748% Series, maturing in 2013.

e) Financing of P-51 Platform

On December 5, 2005, PETROBRAS NETHERLANDS B.V. - PNBV, a wholly-owned subsidiary of PETROBRAS, entered into a financing agreement with BNDES, in the amount of US$ 402 million (equivalent to R$ 870.000 thousand on June 30, 2006), for the national share of the P-51 semi-submersible platform that is being built in Brazil.

Financing will be amortized over 10 years once construction of the platform has been concluded, which is expected to occur in the last quarter of 2007.
The platform is being built in accordance with an engineering, procurement and construction agreement entered into with the Fels Setal/Technip consortium, an agreement for the construction and assembly of gas compression modules, entered into with Nuovo Pignone, and an agreement for the construction and assembly of turbo-generators, entered into with Rolls Royce, totaling approximately US$ 810 million (R$ 1.753.000 thousand on June 30, 2006). The P-51 will be one of PETROBRAS’ platforms having the largest processing capacity in the Marlim Sul field, located in the Campos Basin, expected to commence operations in 2008.

Althoug the funding for P-51 construction is mainly provided by BNDES financing, there is other credit lines to finance foreign equipments for the plataform that are granted by BNP Paribas, and assured by Nordic Investment Bank and by Credit Agencies that support European Exports.

f) Financing to modernize REVAP

In New York on May 23, 2006, PETROBRAS executed agreements which shall allow the construction of new plants at the Henrique Lage Refinery (REVAP) and a loan of up to US$ 900 million for this project (the REVAP modernization project). The Japan Bank for International Cooperation – JBIC shall be the project’s main financier, providing 54% of the credit line extended (US$ 486 million). The project will also receive US$ 378 million from a syndicate of commercial banks comprised of Santander Banespa, Bank of Tokyo Mitsubishi, Caylon Corporate and Investment Bank, Societe Generale, BNP Paribas, Standard Chartered Bank and Sumitomo Mitsui Banking Corporation – SMBC, and US$ 36,000 million from the Japanese Trading Companies Mitsui & Co Ltd and Itochu Corporation.

g) Other information

The loans and financing are principally intended to fund purchases of raw materials, development of oil and gas production projects, construction of vessels and pipelines and the expansion of industrial plants.

The debentures issued through BNDES - National Bank for Economic and Social Development, for the anticipated acquisition of the right to use the Bolivia-Brazil pipeline, over a 40-year period, to transport 6 million cubic meters of gas per day (“TCO - Transportation Capacity Option”), totaled R$ 430.000 thousand (43.000 notes with per value of R$ 10) maturing February 15, 2015. GASPETRO, as the intermediary in the transaction, provided a guarantee to the BNDES, secured on common shares issued by TBG and held by GASPETRO, in respect of these debentures.

PETROBRAS is not required to provide guarantees to foreign financial institutions. Financing obtained from the BNDES - National Bank for Economic and Social Development - is secured by the assets being financed (carbon steel tubes for the Bolivia-Brazil pipeline and vessels).

Respective to the guarantee contract issued by the Federal Government in favor of the Multilateral Credit Agencies, as a result of the loans raised by TBG, counter-guarantee contracts have been signed by the Federal Government, TBG, PETROBRAS, PETROQUISA and Banco do Brasil S.A., whereby TBG undertakes to tie the National Treasury order to its revenues until the extinguishing of the obligations guaranteed by the Federal Government.

13) FINANCIAL INCOME (EXPENSES), NET

Financial charges and net monetary and exchange variation, allocated to income in the period from January to June of 2006 and 2005, are as follows:

	R$ Thousand

	Consolidated		Parent Company

	JAN-JUN/2006	JAN-JUN/2005	JAN-JUN/2006	JAN-JUN/2005

Financial expenses
Loans and financing	(1.614.885)	(1.778.924)	(304.444)	(337.106)
Suppliers	(59.625)	(69.811)	(633.390)	(811.117)
Capitalized interest		8.826		8.826
Other	(144.068)	(575.771)	(50.595)	(26.876)

	(1.818.578)	(2.415.680)	(988.429)	(1.166.273)

Financial income
Short-term investments	198.702	(250.076)	(176.094)	(528.498)
Marketable Securities	133.618	26.105
Subsidiaries and affiliated
Companies			879.262	1.042.678
Advances to suppliers	30.509	47.699	30.509	45.166
Advances for migration costs -
Pension Plan	34.200	57.079	34.200	57.079
Other	574.973	387.940	310.107	90.133

	972.002	268.747	1.077.984	706.557

Net monetary and exchange
Variation	261.397	422.195	(502.876)	(1.039.447)

	(585.179)	(1.724.738)	(413.321)	(1.499.163)

14) OTHER OPERATING INCOME (EXPENSES), NET

	R$ Thousand

	Consolidated		Parent Company

	JAN-JUN/2006	JAN-JUN/2005	JAN-JUN/2006	JAN-JUN/2005

Incomes with Rents	32.289	28.920	44.746	(250.676)
Institutional relations and cultural projects	(449.516)	(354.140)	(403.488)	(312.612)
Operating expenses on thermoelectric business	(401.107)	(492.323)	(376.301)	(632.561)
Contractual losses on transportation services
(Ship or Pay)	(63.247)	(67.734)	(91.241)	(102.291)
Unscheduled stoppages - plant and equipment	(52.266)	(141.398)	(50.624)	(136.169)
Losses and contingencies - legal cases	(159.252)	(383.246)	(159.156)	(327.795)
Gains (losses) on derivative financial
instrument transactions	31.178	90.949	31.177	89.238

Other	(256.885)	(701.821)	(164.724)	(511.237)

	(1.318.806)	(2.020.793)	(1.169.611)	(2.184.103)

15) TAXES, CONTRIBUTIONS AND PARTICIPATIONS

a) Recoverable Taxes

	R$ Thousand

	Consolidated		Parent Company

Current assets	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Local:
ICMS recoverable	2.981.776	2.883.662	2.466.461	2.304.618
PASEP/COFINS recoverable	337.273	433.851	122.216	201.330
CIDE recoverable	37.580	36.933	37.580	36.933
Income tax recoverable	998.129	898.046	98.580	133.767
Social contribution recoverable	268.530	213.702	11.244	11.244
Deferred Income Tax and Social
contribution	915.001	772.297	663.555	512.416
Other recoverable taxes	354.195	313.134	287.447	267.633

	5.892.484	5.551.625	3.687.083	3.467.941

Foreign:
Value added tax - VAT	177.190	177.271
Deferred income tax and social
contribution	65.412	114.202
Other recoverable taxes	421.541	316.632

	664.143	608.105

	6.556.627	6.159.730	3.687.083	3.467.941

b) Taxes, contributions and participations

	R$ Thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Current liabilities
ICMS - Value Added Tax on Sales and
Services	2.174.445	2.420.505	1.970.956	2.208.551
COFINS - Tax for Social Security Financing	537.414	493.919	398.806	322.185
CIDE- Contribution on Intervention in
Economic Domains	624.968	598.509	577.999	598.044
PASEP- Public Service Employee Savings	84.117	96.776	52.519	57.849
Special participation program/royalties	2.746.577	2.632.230	2.706.152	2.598.493
Income tax and social contribution retentions	314.370	321.767	307.995	316.076
Income tax and social contribution current	1.667.369	2.238.001	935.330	1.536.487
Deferred Income tax and social contribution	1.225.741	1.139.222	1.043.919	951.814
Other taxes	342.947	394.958	112.056	126.405

	9.717.948	10.335.887	8.105.731	8.715.904

c) Taxes and social contributions deferred – long term

		R$ thousand

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Asset – realized in the long term
Deferred Income tax and social
contribution	3.040.756	2.729.161	1.453.700	1.231.319
ICMS deferred	1.178.185	1.281.421	975.161	1.130.940
Other	130.793	354.763

	4.349.734	4.365.345	2.428.861	2.362.259

Liabilities – Long-term liabilities
Deferred Income tax and social
contribution	8.488.581	8.178.052	6.935.604	6.596.585

d) Deferred income tax and social contribution

The grounds and expectations for realization of the deferred tax assets and liabilities are presented as follows:

Deferred income tax and social contribution assets

	R$ Thousand

	06.30.2006

Nature	Consolidate	Parent	Basis for realization

			By realization of losses in view of
Provisions for contingencies and			the outcome of legal suits and
Doubtful debts	529.924	244.274	overdue credits.

Provision for profit sharing	387.161	355.345	By payment.

PETROS - Pension plan
(Sponsor’s installment)	1.065.830	1.035.104	By payment of the contributions.

Tax losses	261.219		Future taxable income.

Unrealized profits	860.004		By profit realization

Temporary difference between			Realization in the duration of straight-
accounting and tax deprecation criteria	140.189	47.801	line depreciation

Provision for ANP research and			By realization of the effective
development investment	68.877	68.877	expenditures

Other	707.965	365.854

Total	4.021.169	2.117.255

Long-term	3.040.756	1.453.700

Current	980.413	663.555

Deferred income tax and social contribution liabilities

	R$ Thousand

	06.30.2006

Nature	Consolidate	Parent Company	Basis for realization

Cost of prospecting and drilling	7.676.916	7.676.916	Depreciation based on the unit-of
activities for oil extraction			production method in relation to the proven
(net of depreciation)			developed reserves on the oil fields.

Difference between accounting			Amortization/depreciation difference
and tax depreciation criteria	806.543	35.269	between accounting and tax criteria

Income tax and social			Through occurrence of triggering events
contribution - foreign operations	264.653	219.483	that generate income.

Investments in subsidiary and			Through occurrence of triggering
affiliated companies	171.819	-	events that generate income.

Other	794.391	47.955

Total	9.714.322	7.979.523

Long-term	8.488.581	6.935.604

Current	1.225.741	1.043.919

Realization of deferred income tax and social contribution

At the parent company level, realization of deferred tax credits amounting to R$ 2.117.255 thousand does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability.
Based on forecasts, the management of subsidiaries expects to offset the consolidated credit amounts in excess of the balance recorded by the parent company where applicable within a 10-year period.

	R$ Thousand

	Realization expectation

	Consolidated		Parent Company

	Deferred	Deferred	Deferred	Deferred
	income	Income	income	income
	tax and	tax and social	tax and social	tax and social
	social	contribution	contribution	contribution
	contribution	liabilities	assets	liabilities
	assets

2006	1.002.496	1.239.434	663.555	1.043.919
2007	794.976	1.259.083	349.494	1.002.100
2008	228.681	1.158.972	141.372	1.002.100
2009	218.252	1.127.948	119.435	1.003.585
2010	514.183	1.120.832	378.969	1.003.782
2011	173.875	1.137.967	119.435	1.001.526
2012 and thereafter	1.088.706	2.670.086	344.995	1.922.511

Amount accounted for	4.021.169	9.714.322	2.117.255	7.979.523
Amount not accounted for	1.167.008		178.079
Total	5.188.177	9.714.322	2.295.334	7.979.523

As of June 30, 2006, TBG, a subsidiary of GASPETRO, had accumulated income tax losses carried forward amounting to R$ 254.963 thousand (R$ 337.521 thousand in June 30, 2005), which can be offset against taxes up to a limit of 30% of annual taxable income, based on Law No. 9.249/95, which, in the opinion of TBG management, will occur within the useful life of the Bolivia-Brazil Gas Pipeline project. However, considering the accounting for deferred tax assets in accordance with CVM Pronouncement No. 371 insofar as it relates to the determination of taxable income in three of the past five financial years and the long term estimate for utilization, these credits are not recorded in the consolidated financial statements for June 30, 2006. The accounting recognition of these credits will be reviewed annually.

The subsidiary Petrobras Energia Participações S.A. – PESA has tax credits arising from accumulated tax losses amounting to approximately R$ 733.966 thousand, which were not recorded in asset accounts. In accordance with specific legislation in Argentina and others countries where PESA has investments that define the expiration date for such tax credits, these credits may be offset against future taxes payable limited to R$ 705.460 thousand until 2007, and to R$ 28.506 thousand as from 2011.

e) The reconciliation of income tax and social contribution

The reconciliation of income tax and social contribution determined in accordance with statutory rates and the related amounts recorded from January to June 2006 and 2005 is summarized below:

Consolidated

	R$ Thousand

	JAN-JUN/2006	JAN-JUN/2005

Income before taxes/participations
	22.319.218	16.054.201

Income tax and social contribution at nominal rates
(34%)	(7.588.535)	(5.458.428)
Adjustments to determine effective rate:
• Permanent additions, net	(246.779)	(305.645)
• Equity pickup	(135.376)	(74.359)
• Goodwill/discount amortization	8.995	(22.019)
• Tax incentives	27.502	20.060
• Adjustments IRPJ and CSLL for prior periods	139.985	1.312
• Credit due to the inclusion of interest on capital as
operating expenses	-	745.655
• Other	60.904	218.157

Provision for income tax and social contribution	(7.733.304)	(4.875.267)

Deferred income tax and social contribution	(600.201)	(967.062)
Current income tax and social contribution	(7.133.103)	(3.908.205)

	(7.733.304)	(4.875.267)

Parent Company

	R$ Thousand

	JAN-JUN/2006	JAN-JUN/2005

Income before taxes/participations	20.880.332	13.752.415

Income tax and social contribution at nominal rates
(34%)	(7.099.313)	(4.675.821)
Adjustments to determine effective rate:
• Permanent additions, net	(228.833)	(330.485)
• Equity pickup	356.941	353.956
• Credits due to the inclusion of interest on
capital as operating expenses		745.655
• Goodwill/discount amortization	2.100	(12.846)
• Tax incentives	27.275	19.790
• IRPJ and CSLL adjustment made for prior
years	100.622	1.312
• Foreign profit		(15.880)
• Other items	(25.382)	(31.642)

Provision for income tax and social Contribution	(6.866.590)	(3.945.961)

Deferred income tax and social contribution	(679.962)	(946.858)
Current income tax and social contribution	(6.186.828)	(2.999.103)

	(6.866.590)	(3.945.961)

16) EMPLOYEE BENEFITS

(a) Pension Plan - Fundação Petrobras de Seguridade Social - PETROS

Fundação Petrobras de Seguridade Social - PETROS and the current benefits plan (PETROS Plan)

Fundação PETROBRAS de Seguridade Social - PETROS, was constituted by PETROBRAS, is an entity of private right, non-profitable, administrative and financially autonomous, which, as a closed entity of supplementary security, has as its main objects:

(i) to Institute, administer and perform benefit plans for the companies or entities that may execute adhesion commitments;

(ii) to render administration and performance services relating to the benefit plans of security nature; and

(iii) to promote the social well being of its participants, specifically relating to security.

The PETROS plan is a defined-benefit pension plan and was introduced by PETROBRAS in July of 1970 to ensure members a supplement to the benefits provided by Social Security. In 2001, subsequent to a process of separating participant groups, the PETROS Plan was transformed into several distinct defined benefit plans.

As of June 30, 2006, the following sponsor companies formed part of the Petrobras System PETROS plan: Petróleo Brasileiro S.A. - PETROBRAS, the subsidiaries Petrobras Distribuidora S.A. - BR, Petrobras Química S.A. - PETROQUISA, and Alberto Pasqualini - REFAP S.A, a subsidiary of Downstream Participações Ltda.

PETROS receives monthly contributions from the sponsoring companies of the PETROS Plan amounting to 12,93% of the salaries of employees participants in the plan and contributions from employees and retirees, as well as the income from the investment of these contributions.

The actuarial commitments with respect to the pension and retirement plan benefits, and those related to the post-employment lifetime health coverage plan are provided for in the Company’s balance sheet based on calculations prepared by independent actuaries. Their calculations are based on the projected unit of credit method, net of the assets guaranteeing the plan, with the obligation increasing from year to year, in a manner that is proportional to the length of service of the employees during their working period. The assets guaranteeing the pension plan are shown as reducers of the net actuarial liability.

Additionally, other actuary premises are used, such as estimate of costs related to medical expenses, biometric and economic hypothesis and, also, historical data on expenses incurred and on employees contributions.

Actuary gains and losses arising from the difference between actuary premises and the effective occurrence are respectively, included and excluded when determining the net actuary liabilities. Such gains and losses are amortized along the remaining average working period of the active employees.

Evaluation of the PETROS costing plan is performed by independent actuaries based on a capitalization system on a general basis.

Any deficit determined in the defined-benefit plan in accordance with the actuarial costing method currently adopted by PETROS must be equally shared between the sponsor and the participants, as established in Constitutional Amendment No. 20.

As of June 30, 2006, the balance of advances for the pension plan recorded by PETROBRAS amounted to R$ 1.228.424 thousand (R$ 1.241.384 thousand as of March 31, 2006).

New Benefits plan

In the year 2001, a mixed pension plan called PETROBRAS VIDA was created, intended for current and new employees. However, the process for participants and beneficiaries of the previous plan (Plano PETROS) to sign on to the new plan was suspended, due to a restraining order issued by a court pursuant to a suit for preliminary injunction filed by employee unions and subsequent court developments. A court order rendered in the year 2004 granted the injunction and annulled the act of the Supplementary Pension Secretariat of the Social Security Ministry approving the new plan, declaring invalid any alterations made in the PETROS plan based on such approval, under appeal at the second court level, awaiting judgment on the merits of the matter.

The PETROS Plan does not accept new employees of PETROBRAS. PETROBRAS took out a group life insurance policy to cover all employees beginning employment with the Company subsequent to the closure of the PETROS plan, this policy will remain in effect until a new private pension scheme is implemented.

In 2003, PETROBRAS formed a task force with representatives of the National Union of Oil Workers (FUP) and worker’s unions, in order to technically evaluate alternatives to a new model for the Company’s supplementary pension plan, including analyses of negotiated schemes to strengths its financial and economic position, analysis of the specific demands of these representative entities and the definitive balance of actuarial balance of PETROS pension plan.

On April 19, 2006, PETROBRAS, in order to achieve an agreement of its Supplementary Pension Plan, presented to employee participants and retirees, a proposal to bring equilibrium to the actual PETROS plan and the implementation of a new Plan, which will be subject to the approval of the Board of Directors.

The conditions to implement and operate the proposal presented by the Executive Directors of the Company are the following:

1) Agreement with Workers Union to liquidate and extinguish the items presented in the law suits, specially at the Public Civil Action lodged by FUP and Oil Work Unions related to Petrobras supplementary pension plan.

2) Revision of PETROS plan costing method, according to the legal criteria of contribution parity, in order to make the sponsors and the participating (employees and retirees) contributions equivalent.

3) Negotiation of financial incentive to the participating employees and retirees, pledged by the Workers Union, to reward them for the benefit adjustments mentioned at the renegotiation of the actual plan.

The obligatory conditions to implement and operate the actions and commitments proposed by Petrobras are the following:

a) Participants massive adherence, seeking the completion among employees and retirees, to:

a.1) Revision of the criteria to adjust the benefits, pensions and retirements payments of the PETROS Plan.

a.2) Extinguishment and liquidation of the law suits on items under consensus agreements.

b) Implementation of the new plan PETROS-2 following the variable contribution model;

The adherence of the employees to the new plan will not generate the transference of the assets that guarantee the old pension plan to the new one., Once the employees adhere to the Petros Plan 2 will have guarantees of an Optional Proportional Benefit – BPO, that will be calculated considering the incurred period and the estimated total period to accomplish the eligible conditions of Petro’s current pension plan.

A New Supplementary pension plan was formulated according to the Variable Contribution model – CV. In this model, the resources are capitalized through particular accounts, retirement is established according to the account balances, besides the assurance for pension plan risks (handicapped and death during the contribution life) and the benefit payment options in case of perpetual assistance system, with estimated pension reversal for dependents after the death of the holder, or the quotas regime.

For the Company, the proposal to adapt the Supplementary Pension Model is fundamental for its management in order to maintain it attractive, financially self sustainable and strengthened as a powerful personnel management instrument.

This New Plan also allows the Company to maintain the pension coverage it offers, as it respects the rights accumulated under the Petros Plan by the participants, mitigates the risks presented by the defined benefit model adopted and considerably reduces the possibility of future deficits.

The current stage of the negotiations does not reveal whether there will be material variations to the actuarial commitments and the results presented in the financial statements of PETROBRAS and the other companies sponsoring the Plan.

The impacts shall be evaluated by independent actuaries following the conclusion of the renegotiation process, adherence to the New Plan and choosing of the Operational Proportional Benefit and after they have been accounted for at Petrobras and the other companies sponsoring the Plan, for subsequent disclosure to the market as soon as the proposal has been defined and approved by the Company’s Board of Directors and the respective authorities.

TRANSPETRO

TRANSPETRO maintains a defined-contribution private pension scheme with PETROS called Plano TRANSPETRO, which receives monthly contributions equivalent to 5,32% of the payroll of the members and is equal to the contributions made by the participants.

PETROBRÁS ENERGIA PARTICIPAÇÕES S.A.

Defined contribution plan

On November, 2005, the Board of Directors of Petrobras Energia S.A. – PESA, indirectly controlled by PETROBRAS, approved the implementation of a defined contributions voluntary adhesion plan for the employees of the Company. By this plan, a trust will be created with financial resources provided by PESA. Such financial resources shall be effected in amounts equivalent to the contributions of the employees to participate in a common investment fund or in an Administrator of Retirement and Pension Funds (AFJP) in accordance with the definite contribution plan for each salary level. The employees participating in the fund shall be able to effect voluntary financial resources in excess of those established by the contribution plan without however, being corresponded by the Company. The employees who adhere to the plan at the initial moment, may opt, for one time only, to effect financial resources retroactively to January 1st, 2004 or the date of admission to the Company, whichever is closer.

Complementary to the validity of the plan, PESA shall implement a benefit policy for all the employees, through which, at the time of retirement, it shall give one month salary per year of service for the Company, as per a regressive schedule, in accordance with the number of years of existence of the complementary pension plan for the employees.

As of June 30, 2006 PESA had a recorded liability amounting to R$ 8.7 million, corresponding to the obligation estimated for this plan, of which R$ 2.2 million was added to the income for the period.

Defined-Benefit Pension plan

Shall be offered to all those employees of PESA that have participated in the defined contribution plan uninterruptedly and who joined the company before May 31, 1995, and accumulate the required time of service. The benefit is calculated based on the last salary of the worker participating in the plan and the number of years of service. The plan is of complementary nature. This means that the benefit received by the employee consists of the amount determined in accordance with the plan dispositions, after the deduction of the benefits granted by the contributions plan and the public retirement system, in a manner that the sum of the total benefits received by each employee is equivalent to the total defined in the plan.

The plan requires contribution to a Company fund, without any contribution to this fund on the part of the employees, being the only condition that such employees contribute to an official, public or private retirement system, on the basis of the totality of their salaries. The assets of the fund have been contributed to a trust, whose investment premises obligatorily contemplate the preservation of the capital in United States Dollars, the maintenance of liquidity and the obtainment of the maximum market returns for 30 day investments. In view of this, the funds are invested, mainly, in bonds, negotiable obligations, common inversion plans and fixed maturity deposits. The bank of New York is the fiduciary agent and Watson Wyatt’s the administrating agent. The company determines the liability corresponding to this plan using actuary calculation methods.

In accordance with the dispositions of the Statutes of PESA, the Company makes its contributions to the fund based on a proposal of the Board of Directors to the General Meeting up to a maximum equivalent to 1,5% of the net results of each fiscal year.

If a surplus is recorded and duly certified by an independent actuary in the funds allocated to trusts for payment of the defined benefits awarded by the plan, PESA may use these funds by simply notifying the trustee of this fact.

b) Health care benefits - “Assistência Multidisciplinar de Saúde” (AMS)

PETROBRAS and its subsidiaries Petrobras Distribuidora S.A. – BR, Petrobras Química S.A. – Petroquisa, and Alberto Pasqualine – REFAP S.A., controlled by Downstream Participações Ltda., maintain a health care benefit plan (AMS), which offers defined benefits and covers all employees of the companies in Brazil (active and inactive) together with their dependents. The plan is managed by the Company, with the employees contributing a fixed amount to cover the principal risks and a portion of the costs relating to other types of coverage in accordance with participation tables defined by certain parameters including salary levels.

The commitment of the Company relating to future benefits due to the employees participating in the plan is annually calculated by an independent actuary, based on the method of Projected Credit Unit, in a manner similar to the calculations made for the commitments with pensions and retirements, described above.

The medical assistance plan is not covered by the guaranteeing assets. The benefit payment made by the Company is based on the costs incurred by the participants.

The actuary gains and losses arising from the difference between the actuary premises and those effectively occurred, are respectively included or excluded when determining the net actuary liabilities. Such gains and losses are amortized during the average period of service remaining from the active employees.

The health-care benefit plan will not have any kind of impact on the proposed renegotiation of the current Petros Plan regulations.

LIQUIGÁS DISTRIBUIDORA S.A.

The commitment of Liquigás Distribuidora S.A. relating to medical assistance for the active and retired employees managed by the Company itself, is annually calculated by an independent actuary. The method adopted to calculate the expenses and the items of actuary nature is the Projected Unit Credit. This method defines the cost of the benefit that will be allocated during the active career of the employee, in the period between the date of admission to the Company and the first date of total eligibility for the benefit, which is established by the Collective Bargains resulting from the union negotiations with the employees of the GLP category.

Pursuant to procedures established by CVM Pronoucement no. 371/00, on June 30, 2006, Liquigás Distribuidora S.A. has a provision for Medical Assistance Benefits for the Employees, in the amount of R$ 38.421 thousand (R$ 38.071 thousand as of March 31, 2006).

c) Amounts accrued

		R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Balance as of December 31,
2005	2.381.302	7.030.939	2.210.884	6.477.127
(+) Costs incurred at the period	732.165	883.471	670.439	825.712
(-) Benefits paid	(201.375)	(186.384)	(184.644)	(174.951)
(+) Other	37.351	-	-	-

Balance as of June 30, 2006	2.949.443	7.728.026	2.696.679	7.127.888

Current liabilities	411.275	-	394.063	-
Non current liabilities	2.538.168	7.728.026	2.302.616	7.127.888

The net expense associated with the pension and retirement benefits granted and to be granted to employees, retirees and pensioners for the period January to June of 2006, according to the actuarial calculation made by an independent actuary, includes the following components:

		R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		Care
	Pensions	benefits	Pensions	Benefits

Current service cost	194.295	87.784	170.174	79.034
Interest cost	1.861.480	646.756	1.748.660	603.388
Estimated return on plan assets	(1.372.961)	-	(1.296.763)	-
Amortization of unrecognized
losses	195.703	148.931	184.885	143.290
Contributions from participants	(145.919)	-	(136.517)	-
Other	(433)	-	-	-

Net costs until June 30, 2006	732.165	883.471	670.439	825.712

The restatement of the provisions was recorded under income for the current period. as described below:

		R$ Thousand

	Consolidated		Parent Company

		Health		Health
		care		care
	Pensions	benefits	Pensions	benefits

Related with active employees:
Absorbed in the cost of operating
activities	197.329	186.976	183.106	182.502
Directly to income	132.704	129.523	109.138	109.709

Related with inactive members
(recorded under other
operating income and expenses)	402.132	566.972	378.195	533.501

	732.165	883.471	670.439	825.712

17) SHAREHOLDERS’ EQUITY

a) Share Capital Increase

Shareholders at the Extraordinary General Meeting held April 03, 2006 approved the share capital increase via the incorporation of part of the profit reserves, to the amount of R$ 15.012.224 thousand and monetary correction on the realized capital to the amount of R$ 339.307 thousand, raising the share capital from R$ 32.896.138 thousand to R$ 48.247.670 thousand, with no change to the number of shares in issue, which shall remain comprised of 2.536.673.672 common shares and 1.849.478.028 preferred shares, all of which are book entered and with no par value.

b) Incorporation of PETROQUISA Shares by PETROBRAS

Shareholders at the Extraordinary General Meeting held June 01, 2006 approved the incorporation of shares in PETROQUISA by PETROBRAS, pursuant to the re-ratification of the Protocol of Merger and Incorporation on the share incorporation transaction executed by the two companies.

To implement the transaction, the exchange ratio for the shares to be used is based on the net equity value of both companies at the base date of December 31, 2005, when 4.496 preferred shares issued by PETROBRAS shall be attributed to each batch of 1000 common or preferred shares issued by PETROQUISA.

Five PETROQUISA shareholders with a total interest of 1,015,910 shares exercised the right to withdraw by the established deadline (by July 05, 2006) and were reimbursed at the rate of R$ 153.47 per batch of 1,000 shares, using funds provided by PETROQUISA, on July 10, 2006. PETROBRAS then acquired the shares for the same price, thereby transferring ownership. No PETROBRAS shareholders had stated their intention to exercise the right withdraw by the legal deadline of July 07, 2006.

18. JUDICIAL ACTIONS AND CONTINGENCIES

a) Provisions for lawsuits

In the normal course of their operations, PETROBRAS and its subsidiaries are involved in lawsuits of a civil, tax, labor and environmental nature. The Company has set up provisions for possible losses on these suits, estimated and updated by management based on the opinion of its legal counsel. As of June 30, 2006, such provisions are broken down as follows, according to the nature of the corresponding cases:

	Consolidated		Parent Company

	06.30.2006	03.31.2006	06.30.2006	03.31.2006

Contingencies for joint liability –
INSS	139.562	139.602	139.562	139.602
Other social security contingencies	54.000	54.000	54.000	54.000

Contingencies in current liabilities	193.562	193.602	193.562	193.602

Labor claims	87.676	84.545	9.674	1.231
Tax claims	187.164	177.252	12.449	16.169
Civil claims	211.795	173.764	(*) 138.937	(*) 97.194
Other	94.688	86.818	-	-

Long-term litigation	581.323	522.379	161.060	114.594

Total	774.885	715.981	354.622	308.196

(*)This does not include judicial deposits in the amount of R$ 156.871 thousand in June 30, 2006 (R$ 104.204 thousand in March 31, 2006) – CVM Instruction 489/05.

Notifications from the INSS - joint liability

PETROBRAS received various tax assessments related with social security charges as a result of irregular presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3.048/99.

Since 2002, the Company, in a conservative manner, looked a provision for such contingency, which totaled R$ 712.272 thousand on June 30, 2006 and March 31, 2006.

Until December 31, PETROBRAS effected disbursements from the provisioned total, relating to the payment of notices in the amount of R$ 572,710 thousand (R$ 572.670 thousand as of March 31, 2006), and R$ 109.850 thousand in judicial deposits.

Theoretically, from the total amount involved in assessments, that part relating to debts of contractors can be recovered by the Company, either by the retention of payments due on invoices, or by the adoption of administrative or judicial procedures.

Among the measures adopted, besides presentation of defenses, appeals and requests for reconsideration before INSS, notifications were issued to all the contractors. The requests for Administrative Revision presented before Conselho de Recursos da Previdência – CRPS, has resulted in the nullification of part of the assessments. We expect that the requests for revision will result in the reconsideration of several judicial decisions.

Internally, procedures were revised to improve the inspection of contracts and correctly demand the presentation of the documents stipulated in the legislation to substantiate the payment of the INSS payable by contractors.

b) Lawsuits not provided for

The chart on the following page shows the situation of the main lawsuits not considered as probable losses (in Brazilian thousand reais):

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Porto Seguro Imóveis Ltda.

PORTO SEGURO, a minority shareholder of PETROQUISA, filed a lawsuit against PETROBRAS, relating to alleged losses deriving from the sale of the equity interest held by PETROQUISA in several petrochemical companies in the National Privatization Programme. The Plaintiff filed the aforesaid lawsuit to obtain an order obliging PETROBRAS, as the major shareholder of PETROQUISA, to compensate the “loss” inflicted on the assets of PETROQUISA by the acts which approved the minimum sale price for its equity interest in the capital of the privatized companies.

	Civil	Possible

On March 30, 2004, the Rio de Janeiro Court of Appeal unanimously granted the new appeal brought by Porto Seguro, ordering PETROBRAS to indemnify PETROQUISA to an amount equal to US$2.370 million plus 5% as a premium and 20% attorneys’ fees.

PETROBRAS filed a special and extraordinary appeal before the High Court of Justice (STJ) and the Federal Supreme Court (STF), which were rejected. It then filed an Interlocutory Appeal against this decision before the STJ and STF.

On May 06, 2005 the STJ granted the interlocutory appeal instructing the special appeal be entertained. Porto Seguro filed a special appeal against this decision, which was granted by majority vote on December 15, 2005, restoring the impediment on the special appeal brought by PETROBRAS.

PETROBRAS filed an Interlocutory appeal against this latest decision, which was ruled on 04/04/06 and which unanimously overturned a decision which restored the impediment on the Special Appeal brought by PETROBRAS, due to an impediment on one of the justices, determining another decision be pronounced. Publication of this decision is awaited along with the scheduling of a new date for the judgment of the Special Appeal brought by Porto Seguro. Based on the opinion of its attorneys, the Company does not expect an unfavorable final decision in this proceeding.

If the award is not reversed, the indemnity estimated to PETROQUISA, including monetary correction and interest, would be R$ 9.455.100 thousand. AsPETROBRAS owns 99,004% of PETROQUISA’s share capital, a portion of the indemnity estimated at R$ 6.240.355 thousand, will not represent a disbursement from PETROBRAS’S Group. Additionally, PETROBRAS would have to pay R$ 472.740 thousand to Porto Seguro and R$ 1.891.017 thousand to Lobo & Ideas by means of attorney’s fees.

Probability
Description	Nature	of Loss	Current Situation

Plaintiff: Kallium Mineração S.A	Civil	Possible
Indemnification lawsuit before the Rio de Janeiro state courts claiming losses, damages and lost earnings due to contractual termination.
Granted by the lower court, both parties filed appeals which were rejected. PETROBRAS is awaiting judgment of the extraordinary appeal filed before the STF and the special appeal on December 18, 2003. A special appeal brought by Kallium is also pending judgment. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 100.000 thousand.

Plaintiff: EMA – Empresa Marambai Agro-Industrial S.A.
	Civil	Possible
Contractual civil liability.
EMA’s appeal accepted on November 11.2000, determining processing of the Special Appeal with STJ, with judgement is pending on STJ. The maximum exposure including monetary restatement for Petrobras as of June 30, 2006 is R$ 7.800 thousand.

Plaintiff: Mathias Engenharia Ltda.	Civil	Possible
Contractual civil liability for imbalance of financial equation
PETROBRAS was sentenced to pay R$ 14.040 thousand plus interest of 0,5% p.m., court costs and 15% fees On June 30, 2005, the Superior Court of Justice (STJ) accepted the interlocutory appeal lodged by PETROBRAS, allowing for the Special Appeal.
The decision handed down by the Superior Court of Justice (STJ), which ruled against the Special Appeal, was published on November 16, 2005. On December 13, 2005, in a unanimous decision, the appeal against the interlocutory decision was ruled against.

On February 24, 2006 a motion for clarification was filed, which was also rejected. A request for resolution of the conflicting decision was filed before the STJ against this decision, which was rejected on June 28, 2006. The plaintiff initiated the provisional execution. Special and extraordinary appeals were filed by PETROBRAS which were rejected. Interlocutory Appeals were filed against this rejection. The STJ accepted the Company’s appeal and instructed the special appeal be referred for examination. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 28,663 thousand.

Plaintiff: Walter do Amaral	Civil	Possible
Class action claiming nullity of Paulipetro/PETROBRAS contract
The provisional execution of the award requested by the plaintiff was ruled to be null by the judge. The plaintiff filed a special appeal before the Federal Regional Court (TRF) which was rejected on April 10, 2006. The plaintiff filed an interlocutory appeal against this decision which is awaiting judgment. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 575 thousand.

Probability

Description	Nature	of Loss	Current Situation
Plaintiff: Federal Revenue Services of Rio de Janeiro
	Tax	Possible
Writ of fault related to the Withholding income tax calculated over the remittances for the payments of shipments charter referring to the process in 1998 and 1999 to 2002.
Administrative appeals were lodged with High Court of Appeals for Fiscal Matters, last administrative level, which still await trial. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 for the period 1998 is R$ 114.429 thousand and for the period 1999 to 2002 is R$ 3.746.098 thousand.

Plaintiff: Federal Revenue Services of Rio de Janeiro
	Tax	Possible
ICMS. Sinking of P-36 Platform
The case was ruled to have grounds by the lower court. PETROBRAS filed a Voluntary Appeal, pending examination. To allow the appeal to proceed an amount of R$ 43.661 thousand was deposited and a bank guarantee to the amount of R$ 65.491 thousand taken out. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 455.123 thousand.

Plaintiff: Federal Revenue Services of Rio de Janeiro
	Tax	Possible
II and IPI - Sinking of P-36 Platform
Trial court ruling against PETROBRAS. An appeal was lodged, which is pending judgment. PETROBRAS filed for a writ of mandamus and obtained an injunction that barred tax collection. Pending special appeal filed by the Federal Reserve/National Finance Secretary. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 403.203 thousand.

Plaintiff: Federal Revenue Services Agency
	Tax	Possible
PASEP base reduction
Internal Revenue Services Appeal denied in 2nd instance and voluntary appeal of PETROBRAS accepted. Pending special appeal filed by the Internal Revenue Services. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 24.964 thousand.

Plaintiff: Federal Revenue Services of Alagoas
	Tax	Possible
Reversal of ICMS Credit			PETROBRAS is awaiting judgment of the appeal by the second administrative level. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 64.255 thousand.

Plaintiff: Federal Revenue Services of Sergipe
	Tax	Possible

Sale of LPG derived from natural gas (producted from UPGN/Atalaia) for the Company “Nacional Gás Butano”.
Administrative appeal dismissed. PETROBRAS is awaiting tax foreclosure to question it in court through embargo. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 31.891 thousand.

Plaintiff: Federal Revenue Services Services
	Tax	Possible
Questioning of CIDE levy on LPG operations
The claim was accepted at the first instance. The appeal brought by PETROBRAS was rejected. Proceeding terminated in the administrative sphere, due to the judicial proceeding brought by the Company. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 164,182 thousand.

		Probability	Current Situation
Description	Nature	of Loss
Plaintiff: Federal Revenue Services Services of Rio de Janeiro
	Tax	Possible
Assessment notice referring to Import Tax and Excise Tax (II and IPI), contesting the tax classification as Other Electricity Generation Groups for the import of the equipment belonging to the thermoelectric power station TERMORIO S.A.
By August 16, 2006 TERMORIO shall contest the aforesaid Assessment Notice, by the legal deadline.

Plaintiff : Oil Workers Union (Rio de Janeiro, São Paulo and Sergipe)
	Labor	Possible
Labor suits claiming full incorporation into employee salaries of the official inflation indices in the years 1987, 1989 and 1990 (Bresser, Verão and Collor economic stabilization plans).
Sindipetro/SE: Request denied. Process on enforcement phase. The judge granted decision determining SINDIPETRO/SE to present new termination Granted in 1st instance. PETROBRAS is waiting for fiscal enforcement to contest the debt by opposition by PETROBRAS. Proceeding terminated in the administrative sphere, due to the judicial proceeding brought by the Company. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 164.182 thousandcalculations, which is pending. Chance of defeat: possible. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 100.000 thousand.

Sindipetro/RJ: PETROBRAS understands there is no debt, since corresponding amounts were paid by the clause of the collecive bargain in 1993. The probability of loss is remote. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 175.386 thousand.

Sindipetro/SP: Action judged an accepted. PETROBRAS filed termination action - denied. Appeal by PETROBRAS was accepted and decision granted suspending agreement and issuing new decision to deny plaintiff’s request on labor claim. Extraordinary appeal filed by SINDIPETRO which was denied entertainment, and is now pending judgment on the interlocutory appeal subsequently filed Chance of defeat: remote. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 91.427 thousand.

Plaintiff: Adailton de Oliveira Bittencourt e Outros (+733)
	Labor	Possible
Labor claims for payment of break and lunch hour, after introduction of 6 working hours per day by 1988 Brazilian Constitution. Period claimed: 09/28/1989 to 11/31/1992 due to the introduction of a six-hour working day by the 1988 Federal Constitution.
Denied in 1st instance. Appeal granted by the Regional Labor Tribunal (TRT). PETROBRAS filed appeal for clarification of decision, denied on September 25, 2002 and October 24, 2002 respectively.

A Motion for Clarification was lastly filed on October 15, 2004 to obtain further clarification without changing the ruling. Final and unappealable decision pronounced. The case is currently at the award calculation stage, at which the amounts due to the plaintiffs are determined. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 5.144 thousand.

b.1) Environmental issues

The Company is subject to various environmental laws and regulations. These laws regulate activities involving the discharge of oil, gas and other materials, and establish that the effects caused to the environment by Company operations should be remedied or mitigated by the Company.

As a result of the July 16, 2000 oil spill at the São Francisco do Sul Terminal of Presidente Vargas refinery - REPAR, located about 24 kilometers from Curitiba, capital of Paraná state, approximately 1,06 million liters of crude oil were spilled in the neighborhood. Approximately R$ 74.000 thousand were expensed in the clean up of the affected area and to cover the fines applied by the environmental bodies. The following suit and proceedings refer to this spill:

Probability
Description	Nature	of Loss	Current Situation
Plaintiff: AMAR – Araucária’s Association of EnvironmentalDefense
	Civil	Possible
Indemnification for pain and suffering and damages to environment.
Awaiting initiation of the expert investigation to quantify the amount. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 81.203 thousand. The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one.

On February 16, 2001, the Company’s pipeline Araucária – Paranaguá, ruptured due to a seismic movement and caused the spill of approximately 15.059 gallons of fuel oil in several rivers in the State of Paraná. On February 20, 2001 the clean up services of the river were concluded, recovering approximately, 13.738 gallons of oil. As a result of the accident, the following suits were filed against the Company:

Probability
Description	Nature	of Loss	Current Situation
Plaintiff: Paraná Environmental Institute – IAP
	Fine	Possible
Fine levied on alleged environmental damages.
Defense partly accepted by the lower court, fine reduced. Appeal by PETROBRAS pending judgment at the 2nd instance. The maximum exposure including monetary restatement for PETROBRAS as of June 30, 2006 is R$ 136.302 thousand.
The court determined that the suits brought by AMAR and the Federal and State Prosecutors be tried as one.

(b.2) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed a civil suit against the Federal Government / National Treasury before the Federal Judicial Section of Rio de Janeiro seeking to recover, through offset, the PIS and COFINS amounts paid on financial income and foreign exchange variation recoverable during the period between February 1999 and December 2002, claiming unconstitutionality of paragraph 1 of article 3 of Law Nº 9.718/98 for having expanded the concept of gross revenue to cover any and all revenue.

As requested for the press in November 09, 2005 the Supreme Federal Court considered unconstitutional the mentioned of paragraph 1 of art 3o of Law Nº 9.718/98.

On January 9, 2006, in view of a final decision by the STF, PETROBRAS filed a new suit aiming to recover COFINS amounts relating to the period January 2003 to January 2004.

As of June 30, 2006 the amount of R$ 1.855.883 thousand relating to the aforesaid cases is not reflected in these financial statements.

19) COMMITMENTS UNDERTAKEN BY THE ENERGY SEGMENT

(i) Commitment to purchase natural gas.

PETROBRAS executed agreements with YPFB, valid until 2019, having as an objective the purchase of natural gas, committing to buy minimum volumes at a price calculated in accordance with a formula linked to the price of fuel oil.

During the years of 2002 and 2005 PETROBRAS bought less than the minimum volume established in the agreement with YPFB US$ 81 million (equal to R$ 176.195 thousand as of June 30, 2006) relating to the non-transported volumes.

Gás purchase committment	2006	2007	2008	2009	2010 - 2019

Volume obligation (million m3/day)	24	24	24	24	24/per24/poryearano

(ii) Energy Trading Agreements in the Regulated Environment - CCEAR

On December 16, 2005, the National Electric Power Agency – ANEEL conducted a bidding round in the form of an auction with a view to trading energy capacity deriving from new generation projects (“new energy”) for the National Interconnected System – SIN, in the Regulated Environment – ACR.
In the first auction for new energy, PETROBRAS sold energy capacity of 1.391 MW through its thermoeletrics Baixada Santista Energia Ltda. - BSE, Sociedade Fluminense de Energia Ltda. - SFE, Termoceará Ltda., Termorio S.A. and Unidade de Negócios Três Lagoas. The outcome of the auction will represent, in sales of available energy from its plants, fixed income for a 15-year period, in the present amount of R$ 199.843/year after 2008 with the sale of 352 MW, of R$ 210.878/year after 2009 with the sale of 469 MW, and of R$ 277.928/year after 2010 with the sale of 570 MW. The agreements were executed on March 13, 2006.

Additionally, PETROBRAS can recover variable operating costs based on predefined parameters and actual plant dispatch.

At the next auction PETROBRAS will participate using the available capacity of the Sociedade Fluminense de Energia Ltda. - SFE thermoelectric power station, which was not sold at the first auction.

(iii) GASENE Project and e Pipeline Urucu-Coari-Manaus and Pipeline Urucu-Coari

On December 05, 2005, PETROBRAS entered into a bridge agreement with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), in the amount of R$ 800.000 for the specific object company Transportadora GASENE S.A., responsible for the implementation of the Pipeline Project for the Southeastern – Northeastern Interconnection – GASENE and R$ 800.000 for the specific object company Transportadora Urucu Manaus S.A. proceeding with the financial structuring of the Urucu-Coari-Manaus Pipeline project as well as the duct for Petroleum Liquid Gas (GLP) Urucu-Coari.

The GASENE project is comprised of three Pipelines: Pipeline Cabiúnas – Vitória (GASCAV), Pipeline Cacimbas-Vitória and Pipeline Cacimbas – Catu (GASCAC).

The resoures shall be used in the construction of the Cabiúnas – Vitória Pipeline (GASCAV), a 300 km long Pipeline, 28 inches diameter.

On April 17, 2006, PETROBRAS entered into an engineering, supplying, construction and mounting agreement – EPC, with the Chinese state company Sinopec Group, relating to the Cabiúnas-Vitória Pipeline (GASCAV), that’s the first part of the GASENE project.

The Urucu-Coari-Manaus Pipeline, of strategic importance, will flow approximately 5.5 million m³/day natural gas with a view to serving the capital of Amazonas.

The construction of the Urucu-Coari Pipeline aims to allow the flow of the petroleum Liquid Gas (GLP) produced in the Units for the Processing of Natural Gas (UPGN), in Urucu, until PETROBRAS’ River Terminal (TESOL), in Coari.

Investments relating to this project are contemplated in the recently approved business plan of PETROBRAS for the period 2007-2011, and all initiatives would fit in the strategies of the Company to develop and lead the Brazilian market for natural gas, by the creation of a basic transportation net interconnecting the existing and expanding nets in the Southeast and Northeast.

20) GUARANTEES ON CONCESSION CONTRACTS FOR OIL EXPLORATION

PETROBRAS granted R$ 5.115.125 thousand to the National Petroleum Agency (ANP) in guarantee of the minimum exploration and/or expansion programs defined in the concession contracts for exploration areas. Of the total amount, R$ 4.388.977 refer to a pledge on the oil from previously identified fields already in production, and R$ 726.148 thousand refer to bank guarantees.

21) SEGMENT INFORMATION

PETROBRAS is an operationally integrated company, and the greater part of the production of crude oil and gas of the Exploration and Production Segment is transferred to other segments of PETROBRAS.

In the segmentation information, the Company’s operations are presented according to the new Organization Structure approved on October 23, 2000 by the Board of Directors of PETROBRAS, comprising the following business units:

(a) Exploration and production: covers, by means of PETROBRAS, BRASOIL, PNBV, PIFCo, PIB BV and SPC’s, exploration, production, development and production activities of oil, liquefied natural gas and natural gas in Brazil, for the purpose of supplying the refineries in Brazil as a priority, and also commercializing the surplus oil as well as byproducts produced at their natural gas processing plants.

(b) Supply: contemplates, by means of PETROBRAS, DOWNSTREAM (REFAP S.A), TRANSPETRO, PETROQUISA, PIFCo, PIB BV and PNBV, refining, logistics, transport and sale activities of oil products and alcohol, in addition to interests in petrochemical companies in Brazil and two fertilizer plants;

(c) Gas and Energy: includes, by means of PETROBRAS, GASPETRO, PETROBRAS COMERCIALIZADORA DE ENERGIA, BR DISTRIBUIDORA, SPC’s and thermoelectric, the transport and sale of natural gas produced in Brazil or imported, the production and sale of power, equity interests in natural gas transport and distribution companies and in thermoelectric plants;

(d) Distribution: responsible for the distribution of oil products and alcohol in Brazil, basically represented by the operations of BR DISTRIBUIDORA;

(e) International: covers, by means of PIB Netherlands BV, PIFCo, Companhia Mega, 5283 Participações, BOC and PETROBRAS, the exploration and production of oil and gas, the supply of gas and energy and distribution in 15 countries around the world.

The items that cannot be attributed to the other areas are allocated to the group of corporate entities, especially those linked with corporate financial management, overheads related with central administration and other expenses, including actuarial expenses related with the pension and health care plans intended for employees, retirees and beneficiaries.

The accounting information by business area was prepared based on the assumption of controllability, for the purpose of attributing to the business areas only items over which they have effective control.

We set forth below the main criteria used in determining net income by business segments:

(a) Net operating revenues: these were considered to be the revenues from sales to third parties, plus revenues between the business segments, based on the internal transfer prices established by the areas, the calculation methods for which are focused on market parameters.

(b) Operating income includes net operating revenue, the costs of products and services sold, calculated per business segment, based on the internal transfer price and the other operating costs of each segment, as well as operating expenses, based on the expenses actually incurred in each segment.

(c) The finance expenses are allocated to the corporate group.

(d) Assets: covers the assets referring to each segment.

22) DERIVATIVE INSTRUMENTS, HEDGING AND RISK MANAGEMENT ACTIVITIES

In 2004, PETROBRAS Executive Board organized a Risk Management Committee comprising executive managers of all business areas and of several corporate areas for the purpose of ensuring an integrated management of risk exposures and formalizing the main guidelines adopted by the Company to handle uncertainties regarding its activities.

The Risk Management Committee has been created with a view to concentrating risk management information and discussions, facilitating communications with the Board of Directors and the Executive Board concerning corporate governance best practices.

Several commissions created by the Risk Management Committee are developing specific targets for the management of credit, company assets and responsibility risks, “commodities”, exchange and interest rate prices, in a manner to bring the operational and commercial activities closer to the corporate policies of the Company for risk management.

Characteristics of the markets where PETROBRAS operates

The Company is exposed to a number of market risks arising from the normal course of business. Such risks principally involve the possibility that changes in commodity prices, currency exchange or interest rates will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. PETROBRAS maintains an overall risk management policy that is evolving under the direction of the Company’s executive officers.

Most of PETROBRAS’ revenues are obtained in the Brazilian market through the sale of oil products, in reais. Other revenues flow from product exports and sales of products through international activities where, in both cases, prices keep close similarity to those in the international markets.

With the oil price deregulation implemented as of January 2002, most prices charged locally also keep close ties with those in the international market. Since then, exchange rate and international market reference price variations are compensated in the local market prices, even where certain differences occur.

As a consequence of the characteristics of the markets where PETROBRAS operates, the following aspects apply:

  A considerable amount of PETROBRAS’ total debt and future operating cash flow is expressed in dollars, or else also in currencies closely tied to it;
  A devaluation of the real against the dollar has a relevant short-term impact in the financial statements. In the medium term, the Company’s operating cash flow contributes to mitigating foreign currency risks, considering that the Company’s revenues in US dollars are significantly higher than costs and expenses denominated in that currency.

Financial Risk Management Policy

The risk management policy adopted by PETROBRAS aims at seeking an adequate balance between the Company’s growth and return perspectives and the related risk level exposure, whether these risks underlie the Company’s own activities or arise from the context in which it operates, in such a way that the Company can attain its strategic goals by effectively allocating its physical, financial and human resources.

In addition to ensuring adequate cover for the Company’s fixed assets, facilities, operations and management and to managing exposure to financial, tax, regulatory, market and credit risks, among other, the objective of the risk management policy adopted by PETROBRAS is to supplement structural actions that will create solid financial and economic foundations in order to ensure that growth opportunities will be used, regardless of adverse external conditions.

This policy’s objective is to guide decisions on risk transfer, and is supported by structures that are grounded on capital discipline processes and on debt management, including:

  Low cost production – capital discipline guarantees competitive costs to all products traded;

  Definition of future investment levels in a realistic manner, considering the balance among profitability, growth and strategic adherence to the project portfolio, and maintenance of the strength of the Company’s balance sheet, thus creating the conditions necessary to ensure sustainable growth;

  Wise debt management, seeking to link operating cash flow to debts, including volumes, currencies, maturity, indices, and consequently reducing insolvency risks.

Other important risk management characteristics of PETROBRAS:

  Integrated management of market risks, quantifying total exposures, observing the existence of natural hedges and acting on the Company’s liquid exposure, avoiding isolated actions of the Business Units that do not contribute to corporate risk enhancement;

  Respecting the concepts of efficient market and diversification. PETROBRAS believes that it operates in some of the most liquid global markets, where the possibility of systematic forecast of future prices is very restricted. As a result, PETROBRAS’ risk management policy focuses on eliminating undesirable extreme events instead of minimizing the variance of results, cash flows, etc.;

  High transparency standards in disclosing the Company’s potential exposures.

Risk Assessment

The risk assessment regarding the Company’s strategic plan financing is conducted by means of a probabilistic analysis of its cash flow forecast for a 2-year period.

Should there be future cash balances at amounts less than the minimum adequate level, actions to reduce this risk to acceptable grounds are proposed, thereby minimizing the possibility of postponing or interrupting the Company’s investment plan.

The benchmark for risk management (Cash Flow at Risk or CFaR) considers the changes in the most significant aspects for cash generation: price, quantities (production and markets), currency exchange and interest.

Cash balances are projected for numerous scenarios considering the main risk factors through the Monte Carlo Simulation process. Thus, the estimated cash balance is defined for the intended level of reliability, and the periods during which cash may be below minimum adequate levels are identified.

Among the various alternative options to preserve the minimum pre-defined cash balance, derivative transactions, additional funding and optimized distribution of disbursement periods are to be noted.

Economic and financial estimates are restated annually during the strategic planning review process.

Operations involving derivative instruments are not exclusively associated to the above-described processes. As previously mentioned, the Company’s risk philosophy relies on the strength of some corporate foundations, which consider that derivatives are important tools used in the protection of transactions and in the consistency of assets and liabilities.

Exposures relating specifically to treasury investments are assessed by a traditional value at risk (VaR) system and the economic proceeds from investment projects are, in some specific cases, assessed by risk assessment models that are adequate to each business segment based on the Monte Carlo Simulation.

(a) Management of market risks for petroleum and derivates

Like all of its peers, PETROBRAS is subject to the volatility of international energy prices (mainly oil), which may materially affect the Company’s cash flow.

As the policy for the risk management of the price of oil and oil products consists basically in protecting the import and export margins in some specific short-term positions (up to 6 months). Futures contracts, swaps, and options are the instruments used in these hedges. These operations are always tied to actual physical transactions, that is, they are economic hedge transactions (not speculative), in which all positive or negative results are offset by the reverse results of the actual physical market transaction.

From January to June 2006, economic hedge transactions were carried out for 21.59% of the total volume traded (imports and exports). At June 30, 2006, the open positions on the futures market, when compared to their market value, would represent a negative result of approximately R$ 21.500 thousand, if liquidated on that date.

In compliance with specific business conditions, an exceptional long-term economic hedge operation, still outstanding, was effected by the sale of put options for 52 million barrels of West Texas Intermediate (WTI) oil over the period from 2004 to 2007, to obtain price protection for this quantity of oil to provide the funding institutions of the Barracuda/Caratinga project with a minimum guaranteed margin to cover the debt servicing.

As of June 30, 2006, this transaction, if settled at market values, would represent a cost of approximately R$ 63.100 thousand originated by premiums.

(b) Foreign currency risk management

In 2000, PETROBRAS contracted economic hedge operation to cover “Notes” issued abroad in Italian lira, in order to reduce its exposure to the appreciation of these currencies in relation to the U.S. dollar.

The economic hedge operations are known as “Zero Cost Collar” purchase and sale of options, with no initial cost, and establish a minimum and a ceiling for the variation of one currency against another, limiting the loss on the devaluation of the U.S. dollar, while making it possible to take advantage of some part of the appreciation of the future curve of the American currency.

The economic hedges of the loans in Italian lira were based on the EURO, as the two currencies only circulated until February 28, 2002.

The hedge transaction of the Italian lira-denominated debt had a positive fair value of R$ 42.830 thousand in June 30, 2006.

The fair value of derivatives is based on usual market conditions, at values prevailing at the closing of the period considered for relevant underlying quotations.

(c) Interest rate risk management

The Company’s interest rate risk is a function of its long-term debt and, to a lesser extent, of its short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Banco Central do Brasil. The Company currently does not use any derivative financial instruments to manage its exposure to fluctuations in interest rates.

(d) Derivative instruments

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

(e) Natural Gas Derivative Contract

A hedge contract for the pricing of the natural gas (Natural Gas Price Volatility Reduction Contract - PVRC) was entered into in October 2002, with the objective to reduce the risk between the acquisition price and the sales price in Brazil.

The hedge transaction was negotiated with one of the producers that supply natural gas to PETROBRAS and has the same contractual period of the natural gas supply.

Considering that there is no market quotation for natural gas to cover such a long-term contract as the PVRC, the fair value of this derivative has been calculated based on a simulation that used the reserve model developed by the Company. In addition, taking into consideration the complexity for defining the parameters used in the stochastic model and to adjust the value estimated resulting from the model, we adopt the policy of applying to such result the average difference of results from applicable sensitivity analyses.

The other party involved in the PVRC is contesting, unilaterally, the continuation of the contract, alleging, among other, major force and the excessive onus due to regulatory changes.

Since Supreme Decree 27.801 was introduced by the Bolivian government on May 1, 2006, PETROBRAS has been evaluating the regulatory changes and their possible economic and legal effects on oil and gas companies operating in Bolivia, in addition to any related impact on CRVP.

The current scenario of regulatory change in Bolivia and the controversies concerning the possible economic and legal effects in this contract due not allow the fair value of CVRP to be reasonably estimated as of June 30, 2006. As of March 31, 2006 the fair value was estimated at R$ 439 million, equivalent to US$ 202 million.

23) ENVIRONMENTAL, HEALTH AND SAFETIES

In the first half of 2006, the volume of oil leaked during Petrobras’ operations in Brazil and overseas remained among the lowest recorded in the global oil industry, and no more significant occurrences were recorded.

The second edition of the Petrobras Environmental Programme was launched at the company’s headquarters in Rio de Janeiro in April, which was open to the public and received R$ 48,000 thousand. The chosen theme was "Water: freshwater and sea water courses, and their biodiversity”.

In this half, the company’s investments and operations on operating, environmental and occupational safety stand at R$ 1,468,078 thousand, not including outlays on medical assistance for employees and sponsorship of external environmental projects. The Environmental Management and Operating Safety Excellence Programme (PEGASO) received funds of R$ 591.037 thousand, including R$ 178.934 thousand from the subsidiary Transpetro.

24) SUBSEQUENT EVENTS

a) Offer to buy back notes

On July 24, 2006 PETROBRAS INTERNATIONAL FINANCE COMPANY (PIFCo), a subsidiary of PETROBRAS, concluded the buyback tender for five series of notes it issued in the amount of US$ 888 million. If the notes bought back by PETROBRAS and its affiliates in the past are considered, the operation entails the amount of US$ 1,215 million. The note buyback aims to lower the Company’s overall indebtedness and simplify its debt profile, by using the balance of its cash in cash equivalents.

b) Debentures issuing

On August 02, 2006 the Extraordinary General Meeting held by ALBERTO PASQUALINI – REFAP S.A. approved the value of the private issue of simple, nominative and book-entered debentures to the amount of R$ 852 million. The debentures are being issued in order to expand and modernize the company’s industrial facilities and to raise its oil processing capacity from 20.000 m³/day to 30,000 m³/day, in addition to increasing the portion of national oils being processed.

The issue shall be made on the following terms*: term of issue up to December 30, 2006 and amortization over 96 months plus a 6-month grace period; 90% of the debentures shall be subscribed by the BNDES yielding interest at the Long-term Interest Rate +3.8% p.a.; 10% of the debentures shall be subscribed by BNDESPAR at the interest rate of the BNDES’ basket of currencies + 2.3% p.a.

* (basic terms approved by BNDES and BNDESPAR on 23/06/2006)

04.01 – QUARTERLY PERFORMANCE OF THE COMPANY

Net Income

PETROBRAS recorded net income of R$ 7.100 million in Q2-2006, with an operating profit corresponding to 34% of net operating revenue (29% in Q2-2005).

R$ million

2º Quarter					1º Semester

1T-2006	2006	2005	Δ %		2006	2005	Δ %

37.920	38.872	35.426	10	Gross operating revenue	76.792	66.781	15
28.111	28.441	26.105	9	Net operating revenue	56.552	48.671	16
10.689	9.602	7.596	26	Operational profit (1)	20.291	14.464	40
(679)	266	(1.359)	(120)	Financial result	(413)	(1.499)	(72)
343	713	87	720	Equity pick up	1.056	1.003	5
6.914	7.100	4.699	51	Net income	14.014	9.806	43
1.58	1.62	4.28	(62)	Net income per share	3.19	8.94	(64)
197.995	202.635	126.543	60	Market value	202.635	126.543	60

(1) – Before financial expenses and revenues, equity in the net income of subsidiaries and net monetary and exchange variance.

The growth in net income was mainly due to the increase in Gross Profit by R$ 5,877 million, chiefly caused by the following factors:

  Higher sales volumes on the domestic market (R$ 476 million)

  Higher derivatives prices on the domestic market (R$ 5,061 million) and the international market (R$ 1,445 million)

  The revenue increase was partly offset by the 4% increase to average unit costs of the goods sold, mainly caused by higher expenses on Government Profit Shares, due to the 7% increase to the average daily oil and LGN production in the period and the higher oil prices on international market.

Other factors included:

  Cuts to other operating expenses of R$ 1,114 million, including Pension Plans and Health Care Plans, deriving from: lower expenses on contractual contingencies in 2005 (R$257 million), due to the acquisitions of thermoelectric power stations through merchant banks and reduced expenditure on judicial tax contingencies, mainly due to the extrajudicial agreement executed in March 2005 with the Sao Paulo State Treasury, charging ICMS tax on petrochemical naphtha operations in the period Sep/84 through Feb/89) (R$ 286 million).

These effects were partially offset by the increase in the following expenses:

  Research and development costs (R$ 317 million) mainly due to the allocation of R$ 203 million, in accordance with the regulations of the ANP

  Tax expenses (R$ 125 million) due to the PASEP/COFINS payable on other revenues (R$ 101 million), R$ 73 million of which refers to the regularization of prior years

  General and administrative expenses related to personnel salaries, advantages and benefits (R$ 73 million) and outsourced services (R$ 57 million), principally the consultancy services related to implementing the information systems solutions for projects and services in the new business and environmental management areas.

Positive effect of R$ 1,086 million on the net financial result, due to:

  The better performance recorded by the financial investments (R$ 352 million ), due to the reduced losses recorded by financial investments index to the US dollar (R$ 259 million), due to the fact appreciation of the Brazilian currency against the dollar (7.54%) decelerated in the first half of 2006 in relation to the first half of 2005 (11.45%) and the high yield returned by overseas funds, linked to Brazilian and US bonds, due to the decrease to the Brazilian sovereign risk (R$ 93 million)

  Lower financial charges on loans (R$ 33 million)

  Financial charges being renegotiated an outstanding receivables (R$ 52 million)

  Decrease to the negative exchange variance (R$ 515 million), due to the fact appreciation of the Brazilian currency against the dollar (7.54%) decelerated in the first half of 2006 in relation to the first half of 2005 (11.45%).

Decrease to nonoperating expenses mainly due to the reduction in losses incurred by idle capacity on the platforms P-14 and P-34 (R$ 126 million).

Higher expenses on income of social contribution taxes, due to the effect of the tax benefit on the provision for interest on capital in June 2005, which boosted profits in H1-2005 by R$ 746 million.

Economic Indicators

In Q2-2006, PETROBRAS’ business operations recorded an EBITDA

(Earnings Before Interest, Tax, Depreciation and Amortization) of R$ 10.9 billion, up by 27% on Q2-2005.

	2[o] Quarter			1[o] Quarter
1T - 2006	2006	2005		2006	2005
50	49	44	Gross margin (%)	49	45
38	34	29	Operational margin (%)	36	29
25	25	18	Net margin (%)	25	20
11.632	10.875	8.552	EBITDA – R$ million	22.507	16.281

In H1-2006, the Gross Margin rose by 4 percentage points, as compared to the same period in the previous year, reflecting the 13% increase to the Average Realization Price - PMR of basic derivatives on the domestic market, which was partly offset by the higher average unit costs of goods sold due to higher expenses on Government Profit Shares and importing.

06.01 – CONSOLIDATED BALANCE SHEET - ASSETS (THOUSANDS OF REAIS)

1 - Code	2 – DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
1	TOTAL ASSETS	190.521.947	186.031.483
1.01	CURRENT ASSETS	62.022.794	61.939.909
1.01.01	CASH AND CASH EQUIVALENTS	22.713.083	22.983.317
1.01.01.01	CASH AND BANKS	2.705.299	3.906.372
1.01.01.02	FINANCIAL APPLICATIONS	20.007.784	19.076.945
1.01.02	CREDITS	13.141.708	15.008.894
1.01.02.01	ACCOUNTS RECEIVABLE	9.816.128	11.172.245
1.01.02.02	SUBSIDIARIES AND AFFILIATED COMPANIES FOR SALES	817.400	1.082.086
1.01.02.03	OTHER ACCOUNTS RECEIVABLE	1.907.632	2.006.080
1.01.02.04	ALLOWANCE FOR POSSIBLE LOAN LOSSES	(348.170)	(351.166)
1.01.02.05	MARKETABLE SECURITIES	948.718	1.099.649
1.01.03	INVENTORIES	17.316.288	15.313.274
1.01.04	OTHER	8.851.715	8.634.424
1.01.04.01	DIVIDENDS RECEIVABLE	6.248	38.929
1.01.04.02	RECOVERABLE TAXES	6.556.627	6.159.730
1.01.04.03	PREPAID EXPENSES	988.279	1.121.634
1.01.04.04	OTHER CURRENT ASSETS	1.300.561	1.314.131
1.02	NON-CURRENT ASSETS	14.575.727	14.074.975
1.02.01	SUNDRY CREDITS	2.225.905	2.528.726
1.02.01.01	PETROLEUM AND ALCOHOL ACCOUNTS - STN	776.555	773.619
1.02.01.02	MARKETABLE SECURITIES	598.541	598.717
1.02.01.03	INVESTMENTS IN PRIVATIZATION PROCESS	3.232	3.232
1.02.01.04	ACCOUNTS RECEIVABLE NET	847.577	1.153.158
1.02.02	CREDITS WITH AFFILIATED COMPANIES	630.191	834.810
1.02.02.01	WITH AFFILIATED COMPANIES	630.191	834.810
1.02.02.02	WITH SUBSIDIARIES	0	0
1.02.02.03	WITH OTHER RELATED PARTIES	0	0
1.02.03	OTHER	11.719.631	10.711.439
1.02.03.01	STRUCTURED PROJECTS	0	0
1.02.03.02	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	3.040.756	2.729.161
1.02.03.03	DEFERRED ICMS	1.178.185	1.281.421
1.02.03.04	OTHER DEFERRED TAXES	130.793	354.762
1.02.03.05	ADVANCES TO SUPPLIERS	715.003	612.787
1.02.03.06	PREPAID EXPENSES	1.864.640	1.207.213
1.02.03.07	COMPULSORY LOANS - ELETROBRAS	117.120	115.923
1.02.03.08	JUDICIAL DEPOSITS	1.848.689	1.781.120
1.02.03.09	ADVANCES FOR PENSION PLAN MIGRATION	1.228.424	1.241.384
1.02.03.10	INVENTORIES	467.685	470.040
1.02.03.11	OTHER NON-CURRENT ASSETS	1.128.336	917.628
1.03	PERMANENT ASSETS	113.923.426	110.016.599
1.03.01	INVESTMENTS	4.075.391	2.234.817
1.03.01.01	INVESTMENTS IN AFFILIATED COMPANIES	3.288.862	1.374.438
1.03.01.02	INVESTMENTS IN SUBSIDIARIES	314.428	445.480
1.03.01.03	OTHER INVESTMENTS	472.101	414.899
1.03.02	PROPERTY. PLANT AND EQUIPMENT	107.785.286	106.109.926
1.03.03	DEFERRED	2.062.749	1.671.856

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 06/30/2006	4 - 03/31/2006
2	TOTAL LIABILITIES	190.521.947	186.031.483
2.01	CURRENT LIABILITIES	38.631.706	41.477.246
2.01.01	LOANS AND FINANCING	11.670.314	10.844.737
2.01.01.01	FINANCING	10.055.560	9.770.415
2.01.01.02	INTEREST ON FINANCING	1.614.754	1.074.322
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	9.718.687	9.571.072
2.01.04	TAXES AND CONTRIBUTIONS PAYABLE	9.717.948	10.335.887
2.01.05	DIVIDENDS PAYABLE	188.141	2.816.254
2.01.06	ACCRUALS	1.977.639	1.733.280
2.01.06.01	SALARIES. VACATION AND RELATED CHARGES	1.372.802	1.124.281
2.01.06.02	CONTINGENCY ACCRUAL	193.562	193.602
2.01.06.03	PENSION PLAN	411.275	415.397
2.01.07	DEBTS WITH AFFILIATED COMPANIES	0	0
2.01.07.01	SUPPLIERS	0	0
2.01.08	OTHER	5.358.977	6.176.016
2.01.08.01	ADVANCES FROM CUSTOMERS	1.084.765	2.340.662
2.01.08.02	STRUCTURED PROJETS	28.833	23.103
2.01.08.03	OTHER	4.245.379	3.812.251
2.02	NON-CURRENT LIABILITIES	51.448.471	52.058.898
2.02.01	LOANS AND FINANCING	29.036.316	30.680.427
2.02.02	DEBENTURES	0	0
2.02.03	ACCRUALS	19.336.098	18.340.089
2.02.03.01	HEALTH CARE BENEFITS	7.728.026	7.373.588
2.02.03.02	CONTINGENCY ACCRUAL	581.323	522.379
2.02.03.03	PENSION PLAN	2.538.168	2.266.070
2.02.03.04	DEFERRED TAXES AND SOCIAL CONTRIBUTIONS	8.488.581	8.178.052
2.02.04	DEBTS WITH AFFILIATED COMPANIES	0	86.275
2.02.05	OTHER	3.076.057	2.952.107
2.2.05.01	PROVISION FOR WELL ABANDONMENT	1.951.855	1.879.997
2.2.05.02	OTHER PAYABLE EXPENSES	1.124.202	1.072.110
2.03	DEFERRED INCOME	406.451	457.032
2.04	MINORITY INTEREST	6.871.802	5.850.876
2.05	SHAREHOLDERS' EQUITY	93.163.517	86.187.431
2.05.01	CAPITAL	48.247.669	33.235.445
2.05.01.01	PAID UP CAPITAL	48.247.669	32.896.138
2.05.01.02	MONETARY CORRECTION	0	339.307
2.05.02	CAPITAL RESERVES	372.064	372.064
2.05.02.01	AFRMM AND OTHER	372.064	372.064
2.05.03	REVALUATION RESERVES	70.473	72.422
2.05.03.01	OWN ASSETS	0	0
2.05.03.02	ASSETS OF SUBSIDIARIES/AFFILIATES	70.473	72.422
2.05.04	REVENUE RESERVES	30.838.861	45.832.509
2.05.04.01	LEGAL	5.207.914	3.147.702
2.05.04.02	STATUTORY	1.008.119	679.160
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	UNREALIZED PROFITS	0	0
2.05.04.05	RETAINED EARNINGS	24.622.828	42.005.647
2.05.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER	0	0
2.05.05	RETAINED EARNINGS	13.634.450	6.674.991

07.01 – CONSOLIDATED STATEMENT OF INCOME FOR THE QUARTER (THOUSANDS OF REAIS)

1 - Code	2 - DESCRIPTION	3 - 04/01/2006 to 06/30/2006	4 - 01/01/2006 to 06/30/2006	5 - 04/01/2005 to 06/30/2005	5 - 01/01/2005 to 06/30/2005
3.01	GROSS SALES AND SERVICES REVENUE	49.632.685	96.400.682	42.646.179	82.444.113
3.02	DEDUCTIONS FROM GROSS REVENUE	(11.684.275)	(22.566.346)	(10.287.009)	(20.188.019)
3.03	NET SALES AND SERVICES REVENUE	37.948.410	73.834.336	32.359.170	62.256.094
3.04	COST OF PRODUCTS AND SERVICES SOLD	(21.260.421)	(40.903.969)	(17.978.723)	(34.488.818)
3.05	GROSS PROFIT	16.687.989	32.930.367	14.380.447	27.767.276
3.06	OPERATING EXPENSES	(5.444.577)	(10.547.503)	(6.059.109)	(11.507.631)
3.06.01	SELLING	(1.353.044)	(2.695.041)	(1.251.550)	(2.521.364)
3.06.02	GENERAL AND ADMINISTRATIVE	(1.415.232)	(2.601.124)	(1.229.172)	(2.469.060)
3.06.02.01	DIRECTORS' FEES	(10.963)	(18.170)	(5.630)	(13.793)
3.06.02.02	ADMINISTRATIVE	(1.404.269)	(2.582.954)	(1.223.542)	(2.455.267)
3.06.03	FINANCIAL	(132.871)	(846.576)	(1.017.512)	(2.146.933)
3.06.03.01	FINANCIAL INCOME	601.422	972.002	46.327	268.747
3.06.03.02	FINANCIAL EXPENSES	(734.293)	(1.818.578)	(1.063.839)	(2.415.680)
3.06.04	OTHER OPERATING REVENUES	0	0	0	0
3.06.05	OTHER OPERATING EXPENSES	(2.661.167)	(4.096.195)	(2.076.044)	(4.086.808)
3.06.05.01	COST OF CRUDE OIL PROSPECTION AND DRILLING	(378.210)	(687.946)	(341.362)	(584.472)
3.06.05.02	RESEARCH AND TECHNOLOGICAL DEVELOPMENT	(494.943)	(736.859)	(222.573)	(416.173)
3.06.05.03	TAXES	(405.305)	(644.877)	(199.428)	(418.020)
3.06.05.04	NET MONETARY AND EXCHANGE ADJUSTMENTS	(8.438)	261.397	334.942	422.195
3.06.05.05	BENEFITS EXPENSES	(484.613)	(969.104)	(507.984)	(1.069.545)
3.06.05.06	OTHER EXPENSES/INCOME	(889.658)	(1.318.806)	(1.139.639)	(2.020.793)
	PARTICIPATION IN THE SHAREHOLDERS' EQUITY OF
3.06.06	AFFILIATED COMPANIES	117.737	(308.567)	(484.831)	(283.466)
3.07	OPERATING INCOME	11.243.412	22.382.864	8.321.338	16.259.645
3.08	NON-OPERATING EXPENSES	28.854	(63.646)	(79.370)	(205.444)
3.08.01	INCOME	(14.629)	(17.479)	8.898	9.033
3.08.02	EXPENSES	43.483	(46.167)	(88.268)	(214.477)
3.09	INCOME BEFORE TAXES/PARTICIPATIONS	11.272.266	22.319.218	8.241.968	16.054.201
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(4.039.844)	(7.133.103)	(1.636.235)	(3.908.205)
3.11	DEFERRED INCOME TAX	174.428	(600.201)	(431.532)	(967.062)
3.12	STATUTORY PARTICIPATION/CONTRIBUTIONS	0	0	0	0
3.12.01	PARTICIPATIONS	0	0	0	0
3.12.01.01	ADMINISTRATIVE EMPLOYEES' PARTICIPATION	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(447.391)	(951.464)	(1.244.441)	(1.227.868)
3.15	NET INCOME FOR THE PERIOD	6.959.459	13.634.450	4.929.760	9.951.066
	NUMBER OF SHARES. EX-TREASURY (THOUSANDS)	4.386.152	4.386.152	1.096.538	1.096.538
	NET INCOME PER SHARE	1,58669	3,10852	4,49575	9,07499
	LOSS PER SHARE

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01	ITEM	01

02	ISSUANCE ORDER NUMBER	1

03	CVM REGISTRATION NUMBER

04	DATE OF REGISTRATION WITH CVM

05	DEBENTURE SERIES ISSUED	1

06	TYPE	SIMPLE

07	NATURE	PRIVATE

08	ISSUE DATE	FEBRUARY 15, 1998

09	DUE DATE	FEBRUARY 15, 2015

10	TYPE OF DEBENTURE	VARIABLE

11	CURRENT REMUNERATION TERMS	TJLP plus 2.5%

12	PREMIUM/DISCOUNT

13	FACE VALUE (REAIS)	10.000.00

14	AMOUNT ISSUED (IN THOUSANDS OF REAIS)	430.000

15	NUMBER OF DEBENTURES ISSUED (UNITS)	43.000

16	DEBENTURES IN CIRCULATION (UNITS)	43.000

17	DEBENTURES IN TREASURY (UNITS)	0

18	DEBENTURES REDEEMED (UNITS)	0

19	DEBENTURES CONVERTED (UNITS)	0

20	DEBENTURES FOR PLACEMENT (UNITS)	0

21	DATE OF THE LAST REPRICING

22	DATE OF THE NEXT EVENT	AUGUST 15, 2006

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01	ITEM	02

02	ISSUANCE ORDER NUMBER	2

03	CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/035

04	DATE OF REGISTRATION WITH CVM	AUGUST 30, 2002

05	DEBENTURE SERIES ISSUED	1

06	TYPE	SIMPLE

07	NATURE	PUBLIC

08	ISSUE DATE	AUGUST 1, 2002

09	DUE DATE	AUGUST 1, 2012

10	TYPE OF DEBENTURE	VARIABLE

11	CURRENT REMUNERATION TERMS	IGPM plus 11% per year

12	PREMIUM/DISCOUNT

13	FACE VALUE (REAIS)	1.000.00

14	AMOUNT ISSUED (IN THOUSANDS OF REAIS)	750.000

15	NUMBER OF DEBENTURES ISSUED (UNITS)	750.000

16	DEBENTURES IN CIRCULATION (UNITS)	750.000

17	DEBENTURES IN TREASURY (UNITS)	0

18	DEBENTURES REDEEMED (UNITS)	0

19	DEBENTURES CONVERTED (UNITS)	0

20	DEBENTURES FOR PLACEMENT (UNITS)	0

21	DATE OF THE LAST REPRICING

22	DATE OF THE NEXT EVENT	JULY 31, 2006

10.01 - CHARACTERISTICS OF THE PUBLIC OR PRIVATE ISSUE OF DEBENTURES

01	ITEM	03

02	ISSUANCE ORDER NUMBER	3

03	CVM REGISTRATION NUMBER	CVM/SRE/DEB/2002/037

04	DATE OF REGISTRATION WITH CVM	OCTOBER 31, 2002

05	DEBENTURE SERIES ISSUED	1

06	TYPE	SIMPLE

07	NATURE	PUBLIC

08	ISSUE DATE	OCTOBER 4, 2002

09	DUE DATE	OCTOBER 1, 2010

10	TYPE OF DEBENTURE	VARIABLE

11	CURRENT REMUNERATION TERMS	IGPM plus 10.3% per year

12	PREMIUM/DISCOUNT

13	FACE VALUE (REAIS)	1.000.00

14	AMOUNT ISSUED (IN THOUSANDS OF REAIS)	775.000

15	NUMBER OF DEBENTURES ISSUED (UNITS)	775.000

16	DEBENTURES IN CIRCULATION (UNITS)	775.000

17	DEBENTURES IN TREASURY (UNITS)	0

18	DEBENTURES REDEEMED (UNITS)	0

19	DEBENTURES CONVERTED (UNITS)	0

20	DEBENTURES FOR PLACEMENT (UNITS)	0

21	DATE OF THE LAST REPRICING

22	DATE OF THE NEXT EVENT	OCTOBER 1, 2006

16.01 - OTHER INFORMATION THE COMPANY CONSIDERED SIGNIFICANT

STATEMENT OF VALUE ADDED

	R$ THOUSAND

	CONSOLIDATED				PARENT COMPANY

	JAN-JUN/2006		JAN-JUN/2005		JAN-JUN/2006		JAN-JUN/2005

Sales of products and/or services and
non-operating income (*)	96.890.674		82.490.131		77.327.967		66.816.599

Consumed raw material	(9.628.477)		(5.663.536)		(6.763.014)		(5.092.636)
Cost of products and services sold	(11.755.837)		(7.700.757)		(4.114.188)		(2.605.427)
Energy, services and other operating
expenses	(7.650.029)		(11.135.603)		(6.842.340)		(9.794.996)

GROSS VALUE ADDED	67.856.331		57.990.235		59.608.425		49.323.540

Depreciation. and amortization	(4.450.030)		(3.906.479)		(2.215.715)		(1.816.867)
Equity pickup	(291.997)		(219.322)		1.049.826		1.041.048
Financial income/monetary and foreign
exchange variations	1.233.399		690.942		562.404		6.870
Discount amortization	(16.570)		(64.762)		6.175		(37.782)
Leasing and royalties	274.120		256.761		194.525		210.311

TOTAL VALUE ADDED AVAILABLE FOR
DISTRIBUTION	64.605.253		54.747.375		59.205.640		48.727.120

DISTRIBUTION OF VALUE ADDED	64.605.253	100%	54.747.375	100%	59.205.640	100%	48.727.120	100%

Personnel	4.867.762	8%	4.730.886	9%	3.789.898	7%	3.750.172	7%
Salaries, benefits and charges	4.867.762	8%	4.730.886	9%	3.789.898		3.750.172

Government entities	36.819.549	57%	29.661.463	55%	36.033.327	60%	28.960.997	59%
Taxes, charges and contributions	27.755.111	43%	22.253.128	41%	27.415.194	46%	21.855.404	45%
Deferred income/social contribution tax	600.201	1%	967.062	2%	679.962	1%	946.858	1%
Government participations	8.464.237	13%	6.441.273	12%	7.938.171	13%	6.158.735	13%

Financial institutions and suppliers	8.332.027	13%	9.176.090	16%	5.368.673	10%	6.209.497	13%
Financial expenses (interest and
exchange variations)	1.818.578	3%	2.415.680	4%	975.726	2%	1.506.034	3%
Leasing expenses	6.513.449	10%	6.760.410	12%	4.392.947	8%	4.703.463	10%

Shareholders:	14.585.915	22%	11.178.936	20%	14.013.742	23%	9.806.454	20%
Minority interests	951.465	1%	1.227.868	2%
Retained earnings	13.634.450	21%	7.757.992	14%	14.013.742	23%	7.613.378	15%
Interest on capital and dividends	0	0%	2.193.076	4%	0	0%	2.193.076	5%

(*) Includes allowance for doubtful debts.

STATEMENT OF CASH FLOW

	R$ Thousand

	CONSOLIDATED		PARENT COMPANY

	JAN-JUN/2006	JAN-JUN/2005	JAN-JUN/2006	JAN-JUN/2005

Results for the period	13.634.449	9.951.066	14.013.742	9.806.454

(+) Adjustments	7.875.031	4.779.463	2.920.407	(272.267)

Depreciation, amortization	4.447.983	3.906.479	2.215.714	1.816.867
Petroleum and alcohol accounts	(7.031)	(9.080)	(7.031)	(9.080)
Operation with supply of petroleum and oil
products - foreign			2.884.584	(1.025.753)
Financing charges, related companies and
structured projects (Project Finance)	(424.165)	(2.967.783)	900.987	166.528
Minority interests	951.465	1.227.868
Result of participations in significant investments	308.567	283.466	(1.056.001)	(1.003.266)
Foreign exchange variation on permanent
assets			(64.987)
Exchange variance on permanent assets	2.764.150	3.964.771
Residual value of permanent assets disposed of
permanent assets	1.044.020	745.522	105.652	119.287
Deferred income and social contribution taxes	600.201	967.062	927.425	946.856
Inventories variation	(3.709.609)	43.441	(3.437.839)	554.307
Variation of accounts receivable from third
parties and related companies	1.592.723	356.940	1.359.088	(1.191.374)
Suppliers variation	1.366.615	(1.254.928)	(1.959.489)	(1.114.803)
Taxes and contributions variation	(457.435)	(1.175.863)	530.358	(80.801)
Variation of structured projects			(1.274.570)	302.690
Variation of pension and health care plan	1.225.958	1.360.510	1.136.556	1.279.381
Variation of other assets and liabilities	(1.828.411)	(2.668.954)	659.960	(1.033.106)
Effect in cash and cash equivalents resulting
from merger of subsidiaries and affiliated
companies		12

(=) Cash from Operating Activities	21.509.480	14.730.529	16.934.149	9.534.187

(-) Cash used in Investment Activities	(12.660.484)	(11.060.870)	(7.932.683)	(6.550.776)

Investments in exploration and production	(9.157.340)	(7.986.153)	(5.731.710)	(4.404.142)
Investment in refining and transportation	(1.714.916)	(1.609.565)	(1.296.288)	(1.069.025)
Investment in gas and energy	(657.983)	(701.313)	(947.022)	(839.596)
Other investments	(1.183.446)	(805.107)	(430.890)	(254.353)
Structured Projects (Project Finance)
Dividends received	53.201	41.268	836.053	297.168
Ventures under negotiation			(362.826)	(280.828)

(=) Net cash flow	8.848.996	3.669.659	9.001.466	2.983.411

(-) Cash used in financing activities	(9.552.953)	(6.461.552)	(10.218.579)	(3.068.643)

(=) Cash generated (used) in the period	(703.957)	(2.791.893)	(1.217.113)	(85.232)

Cash at the beginning of the period	23.417.040	19.986.849	17.481.555	11.580.288

Cash at the end of the period	22.713.083	17.194.956	16.264.442	11.495.056

CONSOLIDATED SEGMENT INFORMATION AS OF JUNE 30. 2006.

Consolidated Assets by Operating Segment – June 30, 2006

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

ASSETS	72.280.166	42.669.147	20.074.859	7.810.336	19.341.175	37.149.301	(8.803.037)	190.521.947

CURRENT ASSETS	7.010.046	21.815.434	3.158.388	4.269.687	5.158.469	28.573.209	(7.962.439)	62.022.794

Cash and cash equivalents	-	-	-	-	-	22.713.083	-	22.173.083
Other	7.010.046	21.815.434	3.158.388	4.269.687	5.158.469	5.860.126	(7.962.439)	39.309.711
NON-CURRENT ASSETS	4.541.099	1.177.483	2.036.719	635.639	836.173	6.189.212	(840.598)	14.575.727

Petroleum and alcohol account	-	-	-	-	-	776.555	-	776.555
Marketable securities	258.093	4.982	-	-	-	335.466	-	598.541
Other	4.283.006	1.172.501	2.036.719	635.639	836.173	5.077.191	(840.598)	13.200.631
FIXED ASSETS	60.729.021	19.676.230	14.879.752	2.905.010	13.346.533	2.386.880	-	113.923.426

Consolidated Statement of Income by Operating Segment – June 30, 2006

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

Net Operating Revenues	38.807.083	59.631.757	4.607.328	19.151.791	5.834.627	-	(54.198.249)	73.834.336

Intersegment	35.899.540	15.231.196	1.396.450	323.920	1.347.144	-	(54.198.249)	-
Third parties	2.907.543	44.400.561	3.210.878	18.827.871	4.487.483	-	-	73.834.336
Cost of Goods Sold	(15.974.196)	(52.257.232)	(3.859.092)	(17.311.108)	(3.864.925)	-	52.362.584	(40.903.969)

Gross Profit	22.832.887	7.374.525	748.236	1.840.683	1.969.702	-	(1.835.665)	32.930.367
Operating Expenses	(1.372.069)	(1.875.697)	(879.447)	(1.387.741)	(965.869)	(3.228.495)	55.561	(9.653.757)
Sales. General & Administrative	(447.430)	(1.448.213)	(386.723)	(1.195.917)	(577.050)	(1.284.688)	43.856	(5.296.165)
Taxes	(27.525)	(107.058)	(59.761)	(83.858)	(72.307)	(294.368)	-	(644.877)
Prospecting & Drilling	(386.614)	-	-	-	(301.332)	-	-	(687.946)
Research & Development	(364.505)	(137.465)	(67.301)	(5.106)	(2.462)	(160.020)	-	(736.859)
Pension Plan and Health	-	-	-	-	-	(969.104)	-	(969.104)
Other Operating Income (Expenses)	(145.995)	(182.961)	(365.662)	(102.860)	(12.718)	(520.315)	11.705	(1.318.806)

Operating Profit (Loss)	21.460.818	5.498.828	(131.211)	452.942	1.003.833	(3.228.495)	(1.780.104)	23.276.610
Interest Expenses. net	-	-	-	-	-	(585.179)	-	(585.179)
Gains from investments in
subsidiaries	-	48.509	12.288	(7.909)	47.534	(408.989)	-	(308.567)
Non-operating income (expenses)	(117.148)	(14.759)	(6.378)	5.884	(6.173)	74.928	-	(63.646)

Income before taxes and minority	21.343.670	5.532.578	(125.301)	450.917	1.045.194	(4.147.735)	(1.780.104)	22.319.218
interests
Income Tax and Social Contribution	(7.256.847)	(1.864.582)	46.780	(156.001)	(322.395)	1.214.505	605.236	(7.733.304)
Minority Interests	(397.631)	(26.450)	(220.917)	-	(230.786)	(75.680)	-	(951.464)

Net Income (Loss)	13.689.192	3.641.546	(299.438)	294.916	492.013	(3.008.910)	(1.174.868)	13.634.450

(1) In order to bring the financial statements by business segment into line with the best practices used by companies in the Oil and Gas sector and to better depict the management of Petrobras’ business activities, we are now allocating the entire financial results and financial accounts to the group of corporate boards. As a result of this change, the items Income Tax and Minority Interests have also been amended.

Consolidated Statement by International Operating Segment – June 30, 2006

	R$ THOUSAND INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTR,	CORPOR,	ELIMIN,	TOTAL
INTERNATIONAL
ASSETS	13.828.085	3.019.597	4.092.807	682.598	1.233.346	(3.515.258)	19.341.175

INCOME STATEMENT
Net Operating Revenues	2.691.975	2.801.865	1.248.072	1.417.809	23.910	(2.349.004)	5.834.627

Inter segment	1.854.942	1.636.297	199.881	5.028	-	(2.349.004)	1.347.144
Third parties	837.033	1.165.568	1.048.191	1.412.781	23.910	-	4.487.483
Operating Profit (Loss)	928.055	152.463	291.510	(125.927)	(270.772)	28.504	1.003.833
Net Income (Loss)	497.455	85.369	171.577	(53.104)	(229.028)	19.744	492.013

Statement of Other Operating Income (Expenses) – June 30, 2006

	R$ THOUSAND

	E&P	SUPPLY	GAS & ENERGY	DISTR.	INT’L	CORPOR.	ELIMIN.	TOTAL

Cultural projects and institutional relations	-	(20.552)	-	(45.307)	-	(383.657)	-	(449.516)
Operational expenses with thermoelectric	-	-	(401.107)	-	-	-	-	(401.107)
Losses and contingencies on judicial process	(6.871)	(28.661)	(4.716)	(1.938)	(2.710)	(114.356)	-	(159.252)
Contractual losses on transportation services
(Ship or Pay)	-	-	-	-	(63.247)	-	-	(63.247)
Unscheduled stoppages – plant and equipment	(8.867)	(43.399)	-	-	-	-	-	(52.266)
Rental revenues	-	-	-	32.289	-	-	-	32.289
Hedge gains (losses)	-	(7.558)	38.736	-	-	-	-	31.178
Other	(130.257)	(82.791)	1.425	(87.904)	53.239	(22.302)	(11.705)	(256.885)

	(145.995)	(182.961)	(365.662)	(102.860)	(12.718)	(520.315)	(11.705)	(1.318.806)

	Composition of Stock Capital		Composition of Stock Capital

Stockholders	(12/31/2005)		(06/30/2006)
	Shares	%	Shares	%

Common Shares	2.536.673.672	100.0	2.536.673.672	100.0

Federal Union	1.413.258.228	55.7	1.413.258.228	55.7
BNDESPar	47.246.164	1.9	47.246.164	1.9
ADR Level 3	697.208.008	27.5	697.208.008	27.5
FMP – FGTS Petrobras	117.067.537	4.6	117.067.537	4.6
Offshore (Resolution no 2.689 C.M.N.)	71.427.738	2.8	71.427.738	2.8
Other transfer agents	190.465.997	7.5	190.465.997	7.5

Preferred Shares	1.849.478.028	100.0	1.849.478.028	100.0

BNDESPar	287.023.667	15.5	287.023.667	15.5
ADR Level 3 e Rule 144-A	686.554.892	37.1	686.554.892	37.1
Offshore (Resolution no 2689 C.M.N.)	290.239.570	15.7	290.239.570	15.7
Other transfer agents (1)	585.659.899	31.7	585.659.899	31.7

Capital	4.386.151.700	100.0	4.386.151.700	100.0

Federal Union	1.413.258.228	32.2	1.413.258.228	32.2
BNDESPar	334.269.831	7.6	334.269.831	7.6
ADR (Common Shares)	697.208.008	15.9	697.208.008	15.9
ADR (Preferred Shares)	686.554.892	15.7	686.554.892	15.7
FMP – FGTS Petrobras	117.067.537	2.7	117.067.537	2.7
Offshore (Resolution no 2689 C.M.N.)	361.667.308	8.2	361.667.308	8.2
Other transfer agents (1)	776.125.896	17.7	776.125.896	17.7

(1) Includes BOVESPA and other entities.

Petróleo Brasileiro S.A. - PETROBRAS

Independent accountant’s report on the special
review of the quarter ended June 30, 2006

(A translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM)
prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the CVM)

Independent accountants’ special review report

(A translation of the original report in Portuguese, as filed with the Brazilian Securities Commission (CVM) prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the CVM)

To
The Board of Directors and Shareholders
Petróleo Brasileiro S.A. - PETROBRAS
Rio de Janeiro - RJ

We have reviewed the quarterly financial information of Petróleo Brasileiro S.A. - PETROBRAS for the quarter ended on June 30, 2006, comprising the balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and the consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and its subsidiaries, the related statements of income, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised, mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Exchange Commission (CVM), specifically applicable to the preparation of the quarterly information.

Our special review was performed with the objective of issuing a special review report on the quarterly information referred to in the first paragraph. The parent and consolidated statements of cash flows and added value and the consolidated segment information represent supplementary information to the quarterly information and are being presented to facilitate additional analysis. These supplementary information were subject to the same review procedures as applied to the quarterly information and, based on our special review, we are not aware of any material change which should be made for them to be in accordance with the quarterly financial information referred to in the first paragraph, taken as whole.

The quarterly information for the period ended June 30, 2005 was reviewed by other independent accountants, who issued an unqualified review report dated August 11, 2005.

August 11, 2006

KPMG Auditores Independentes
CRC SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Contador CRC RJ-052-428/O-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.